SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐ or Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K shall be deemed filed with the Securities and Exchange Commission solely for purpose of being and hereby is incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2014

Shaw Communications Inc.

By:	/s/ Rhonda Bashnick
Rhonda Bashnick Senior Vice President, Finance Shaw Communications Inc.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Notice & Proxy Circular

2	Proxy

Exhibit 1

Notice & Proxy Circular
Annual General Meeting
January 14, 2015

Shaw)

SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND AVAILABILITY OF MATERIALS

Date:	Wednesday, January 14, 2015

Time:	11:00 a.m. (Mountain time)

Location:	Shaw – Barlow Trail Building 2400 – 32nd Avenue NE Calgary, Alberta

Shaw Communications Inc. (Shaw) will be holding its annual general meeting at the above-referenced time and location.

Shaw is again using the notice and access model for delivery of materials to its shareholders for its 2015 AGM (Meeting). This model supports our environmental goals by reducing paper use and reduces the cost of printing and mailing.

Under notice and access, holders of Class A Participating Shares (Class A Shares) receive a proxy or voting instruction form enabling them to vote at the Meeting; however, instead of a paper copy of the management proxy circular (Circular), they receive this notice with information on how to access the Circular electronically. Holders of Class B Non-Voting Participating Shares (Class B Non-Voting Shares) will also receive this notice with information on how to access the Circular electronically.

Business of the Meeting:	Heading in the Circular under “Business of the Meeting” where matter is described
1. Receive Shaw’s consolidated financial statements for the year ended August 31, 2014 and the auditors’ report on those statements	“Consolidated Financial Statements”
2. Elect directors	“Election of Directors”
3. Appoint auditors	“Appointment and Remuneration of Auditors”
4. Transact such other business as may properly come before the Meeting

Right to Attend / Right to Vote

Holders of Class A Shares of record at the close of business on November 25, 2014 are the only shareholders entitled to vote at the Meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration at the Meeting.

Voting

Registered Shareholders

A holder of Class A Shares who holds the shares directly in their own name and not through a nominee (such as a bank, securities broker, trustee, trust company or other institution) is a registered shareholder. Registered holders of Class A Shares are asked to return their proxies to CST Trust Company using one of the following methods.

Internet:	www.cstvotemyproxy.com
Telephone:	1-888-489-5760
Facsimile:	1-866-781-3111 (North America)
416-368-2502 (outside North America)
Email:	proxy@canstockta.com
Mail:	CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1

In order to be valid and acted upon at the Meeting, completed proxies or votes must be received by CST Trust Company by 11:00 a.m. (Mountain Time) on Monday, January 12, 2015 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting. A person appointed as a proxyholder need not be a shareholder. See the Circular for further instructions.

Non-Registered Shareholders

A holder of Class A Shares who holds the shares through an account in the name of a nominee (such as a bank, securities broker, trustee, trust company or other institution) is a non-registered (or beneficial) shareholder. Non-registered holders of Class A Shares are asked to return their voting instruction form using the following methods at least one business day before the proxy deposit date noted in the voting instruction form.

Internet:	www.proxyvote.com
Telephone:	1-800-474-7493 (English) or 1-800-474-7501 (French)
Mail:	Data Processing Centre, PO Box 2800 Stn Lcd Malton, Mississauga ON L5T 2T7

Websites Where Meeting Materials are Posted

Electronic copies of the proxy-related materials and the 2014 Annual Report may be found and downloaded at www.meetingdocuments.com/cst/sjr or at Shaw’s profile at www.sedar.com.

Shareholders are reminded to review the Circular before voting.

Paper Copies of Meeting Materials

Should you wish to receive paper copies of the proxy materials for the Meeting or Shaw’s 2014 Annual Report, or if you have any questions about notice-and access, please contact CST Trust Company at 1-888-433-6443 or fulfilment@canstockta.com.

We estimate that a request for materials will need to be received prior to December 30, 2014 in order to receive paper copies in advance of the deadline for submission of proxies or voting instruction forms for the Meeting. Materials will be sent within three business days of requests received before the date of the Meeting.

By Order of the Board of Directors,

(signed)	Peter A. Johnson
Senior Vice President, General Counsel & Corporate Secretary

Calgary, Alberta

November 21, 2014

SHAW COMMUNICATIONS INC.

PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (“Shaw” or the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on January 14, 2015, and any adjournments thereof, as set forth in the attached Notice of Meeting.

The Corporation is again using the notice and access model for delivery of materials for the Meeting. This model supports our environmental goals by reducing use of paper and also reduces the cost of printing and mailing materials for the Meeting. Registered and non-registered holders of Class A Participating Shares (“Class A Shares”) will receive a proxy or voting instruction form and a copy of the enclosed notice that sets out how to access this proxy circular on-line. Holders of Class B Non-Voting Participating Shares (“Class B Non-Voting Shares”) will also receive a copy of the enclosed notice. A paper copy of this proxy circular by mail can also be requested by contacting the Corporation’s transfer agent, CST Trust Company, at 1-888-433-6443 or fulfilment@canstockta.com.

Meeting materials will be sent to registered shareholders by CST Trust Company. Meeting materials will be sent to non-registered shareholders through the services of Broadridge Investor Communication Solutions, who acts on behalf of intermediaries to send proxy materials. The Corporation will pay intermediaries to send Meeting materials and voting instruction forms to objecting non-registered shareholders.

It is expected that the solicitation of proxies for the Meeting will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

Unless otherwise noted, the information contained in this proxy circular is given as of November 21, 2014. All amounts are expressed in Canadian dollars.

BUSINESS OF THE MEETING

1.	Consolidated Financial Statements

The Corporation’s audited consolidated financial statements for the year ended August 31, 2014 and the related management’s discussion and analysis are included in the Corporation’s 2014 Annual Report which was mailed to those shareholders who have requested a copy. Electronic copies of the 2014 Annual Report may be found and downloaded at www.meetingdocuments.com/cst/sjr or at the Corporation’s profile on www.sedar.com. A paper copy by mail can also be requested by contacting CST Trust Company at 1-888-433-6443 or fulfilment@canstockta.com.

2.	Election of Directors

Information concerning the nominees for election to the Board of Directors (the “Board”) of the Corporation is set forth below, along with certain other information relating to meetings of the Board and its committees.

The number of directors to be elected is 16. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Management of the Corporation recommends voting in favour of each nominee listed below.

Under the Corporation’s majority voting policy, in an uncontested election, a director who does not receive the support of a majority of the votes cast will tender his or her resignation. The Board may refer the matter to the Corporate Governance and Nominating Committee for consideration and recommendation to the Board. The Board will promptly accept the resignation unless there are exceptional circumstances that justify a delay in accepting the resignation or rejection of it. The Board will make a decision within 90 days after the relevant meeting and issue a press release announcing the resignation or explaining why it has not been accepted.

Nominees for Election to the Board of Directors(1)

The following table sets out the name of each nominee, together with his or her municipality of residence, age, year first elected or appointed a director, biography, meeting attendance record and comparative ownership of securities of the Corporation for the fiscal years ended August 31, 2014 and 2013.

PETER J. BISSONNETTE(7) Calgary, AB, Canada Age: 67 Director Since: 2009 Non-Independent

Peter Bissonnette is President of the Corporation, a position he has held since 2001, and has recently taken on specific responsibility for the Corporation’s regulatory affairs. Mr. Bissonnette has over 50 years of experience in the communications sector. He joined the Corporation in 1989 as Vice President, Operations for the B.C. Lower Mainland and Vancouver Island and held a succession of senior positions during his 25 years with the Corporation. Mr. Bissonnette has previously served as a director of Cable Television Laboratories, Inc. (CableLabs), a not-for-profit research development consortium dedicated to pursuing new cable telecommunications technologies. Mr. Bissonnette is a graduate in Business Administration from Vancouver Community College, holds an Executive Management Certificate from the University of British Columbia, and is a graduate of the Executive Management Program at Queens University. In 2013, Mr. Bissonnette was appointed Honorary Captain of the Royal Canadian Navy. As a senior officer of the Corporation, Mr. Bissonnette is not considered to be an independent director.

2014 AGM Vote results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors		7 of 7 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Operations Experience in Cable & Satellite • Knowledge of Industry Technology • Government and Regulatory

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	40,000	179,023	1,050,000	Nil	$6,721,396
2013	40,000	173,121	1,050,000	Nil

ADRIAN ILENE BURNS, LLD Ottawa, ON, Canada Age: 68 Director Since: 2001 Independent

Adrian Burns is a member of the Corporation’s Corporate Governance and Nominating Committee and its Executive Committee. She served as a commissioner of the Canadian Radio-television and Telecommunications Commission from 1988 to 1995. Prior to joining the CRTC, Ms. Burns was a member of the Copyright Board of Canada and also held many positions with CFCN-TV in Calgary, including as business editor, anchor, writer and producer. Ms. Burns is currently President and Chief Executive Officer of Western Limited, a private Saskatchewan real estate company, Vice Chair of the Board of Trustees of the National Arts Centre and a board member of several business and community organizations, including Carthy Foundation, Ombudsman for Banking Services and Investments and the RCMP Heritage Centre. Ms. Burns holds a degree in Art History from the University of British Columbia. In June 2012 Ms. Burns was granted an honourary degree from the University of Regina and in October 2012 she was appointed Honorary Captain of the Royal Canadian Navy.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Corporate Governance and Nominating Committee Executive Committee		7 of 7 (100%) 5 of 5 (100%) 2 of 2 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Government and Regulatory • Corporate Governance • Human Resources and Executive Compensation

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	2,600	6,000	50,000	40,455	$1,506,167
2013	2,600	6,000	50,000	35,381

GEORGE F. GALBRAITH Vernon, B.C., Canada Age: 70 Director Since: 1991 Independent

George Galbraith is a member of the Corporation’s Corporate Governance and Nominating Committee. Mr. Galbraith has over 20 years experience as an operator in the cable industry which he gained as President and corporate director of Vercom Cable Services Ltd., a company he founded in 1974 to operate a cable television system serving Vernon, British Columbia and the surrounding area. Vercom served approximately 12,000 cable subscribers at the time it was sold to the Corporation in 1991. Mr. Galbraith has served on the boards of numerous not-for-profit organizations in his community. Mr. Galbraith holds a Bachelor of Commerce from the University of British Columbia and an MBA from York University.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Corporate Governance and Nominating Committee		7 of 7 (100%) 5 of 5 (100%)
Skills • Strategic Planning Leadership • Risk Evaluation and Management • Operations Experience in Cable • Corporate Governance

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	10,000	547,621	50,000	14,275	$17,561,726
2013	10,000	547,621	50,000	10,243

DR. RICHARD R. GREEN(8) Boulder, CO., USA Age: 77 Director Since: 2010 Independent

Dr. Richard Green is a member of the Corporation’s Human Resources and Compensation Committee. From 1988 to 2008 he was President and CEO of Cable Television Laboratories, Inc. where he oversaw the development of DOCSIS technology, the establishment of common specifications for digital voice and the deployment of interactive television, among other technologies for the cable industry. He was also Senior Vice President at PBS and director of CBS’s Advanced Television Technology Laboratory. Dr. Green is a Director and member of the nominating and corporate governance committee of Liberty Global, Inc. (NASDAQ), the largest international cable company with operations in 14 countries, Director and member of the audit, compensation and nominating and governance committees of Liberty Broadband Corporation (NASDAQ) and is a Director of Jones/NCTI, a workforce performance solutions company for individuals and broadband companies. He is a member of the Federal Communications Commission’s Technical Advisory Council, a fellow of the Society of Motion Picture and Television Engineers and a professor of Engineering at the University of Denver. Dr. Green holds a Bachelor of Science from the Colorado College, a Masters in physics from the State University of New York in Albany and a PhD from the University of Washington. Dr. Green’s honours include the Charles F. Jenkins Lifetime Achievement Emmy Award in 2012 and Cable Hall of Fame.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Human Resources and Compensation Committee		7 of 7 (100%) 5 of 5 (100%)
Skills • Senior Executive Leadership • Operations Experience in Cable & Broadcasting • Knowledge of Industry Technology • Human Resources and Executive Compensation

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	Nil	Nil	70,000	32,281	$991,350
2013	Nil	Nil	70,000	23,935

DR. LYNDA HAVERSTOCK, C.M., S.O.M. Saskatoon, SK, Canada Age: 66 Director Since: 2007 Independent

Lynda Haverstock is a member of the Corporation’s Corporate Governance and Nominating Committee. She has served as advisor to three Presidents of the Saskatchewan Indian Institute of Technologies and is a Trustee of the Government House Foundation and the Mendel Art Gallery / Remai Modern Art Gallery. Dr. Haverstock was Saskatchewan’s 19th Lieutenant Governor from 2000 to 2006. She was leader of the Liberal Party from 1989 to 1995 and sat in the legislature as both a Liberal and independent member. Most recently, she was the Senior Vice President, Special Projects of RMD Engineering, a Saskatchewan-owned, design, fabrication, installation and maintenance engineering company from 2012 to 2014. Previously, she was the President and Chief Executive Officer of Tourism Saskatchewan for five years. Dr. Haverstock holds undergraduate and graduate degrees in the education of exceptional children and a Ph.D. in clinical psychology. She is a member of the Order of Canada and the Saskatchewan Order of Merit and is a recipient of the Distinguished Canadian Award. She has received honorary doctorate degrees from the University of Regina, Royal Roads University and Queen’s University. Dr. Haverstock was a proud Honorary Colonel of the 2 Canadian Forces Flying Training School.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Corporate Governance and Nominating Committee		7 of 7 (100%) 5 of 5 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Corporate Governance • Government and Regulatory

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	Nil	Nil	20,000	26,560	$815,658
2013	Nil	Nil	70,000	20,277

GREGG KEATING Porters Lake, N.S., Canada Age: 51 Director Since: 2007 Independent

Gregg Keating is a member of the Corporation’s Audit Committee. Mr. Keating is the Chairman and Chief Executive Officer of Altimax Venture Capital, the privately-held parent company of the Keating Group. Headquartered in Nova Scotia, the Keating Group comprises a diverse portfolio of business interests, including Altimax Network Service Ltd., a satellite direct sales, installation and service business; Altimax Courier, a national transportation courier service; and Landmark Developments, a diverse real estate company. Mr. Keating has over 30 years experience in the cable and satellite sectors, including as Vice President, Operations and later President and Chief Executive Officer of Access Communications, a privately held family business having approximately 85,000 subscribers at the time of its sale to the Corporation in 1999, and as former director of cable and communications industry associations, including Canadian Cable Television Association, Canadian Cable Small Systems Alliance and Cable Public Affairs Channel (CPAC). Mr. Keating has also been active in numerous not-for-profit organizations and community fund raising efforts. Mr. Keating holds a Bachelor of Arts (honours) from Saint Francis Xavier University.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Audit Committee		7 of 7 (100%) 4 of 4 (100%)
Skills • Senior Executive Leadership • Operations Experience in Cable, Satellite & Broadcasting • Knowledge of Industry Technology • Government and Regulatory • Finance and Accounting

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	2,500	70,182	70,000	34,014	$3,276,334
2013	2,500	65,182	70,000	26,476

MICHAEL W. O’BRIEN Canmore, AB, Canada Age: 69 Director Since: 2003 Lead Director Since: 2009 Independent

Michael O’Brien is the Chair of the Corporation’s Corporate Governance and Nominating Committee and a member of its Executive Committee. He has served as the Corporation’s Lead Director since 2009. Mr. O’Brien held a number of senior executive management positions during his 27 year tenure with integrated energy company, Suncor Energy Inc. (TSX, NYSE), including various positions with responsibility for planning, business development, refining and marketing, finance, and mining and extraction, retiring as Executive Vice President, Corporate Development and Chief Financial Officer in 2002. Mr. O’Brien has served as a member of the Board of Directors of Suncor since 2002 and is currently Chair of its audit committee and a member of its governance committee. Mr. O’Brien holds a Bachelor of Arts from the University of Toronto and an MBA from York University.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Corporate Governance and Nominating Committee – Chair Executive Committee		7 of 7 (100%) 5 of 5 (100%) 2 of 2 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Corporate Governance • Finance and Accounting • Major Public Company Director

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	10,000	21,250	50,000	44,595	$2,328,000
2013	10,000	21,250	50,000	39,357

PAUL K. PEW(10) Toronto, ON, Canada Age: 50 Director Since: 2008 Independent

Paul Pew is the Chair of the Corporation’s Audit Committee. Mr. Pew is the Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto based alternative asset manager that focuses on public capital markets and, to a lesser extent, private investment opportunities. Mr. Pew was with GMP Securities Ltd., a leading Canadian independent investment dealer, from 1997 to 2007. He joined GMP as Partner and Senior Financial Analyst to establish GMP’s presence in the telecom, cable and media sectors. Throughout Mr. Pew’s years in GMP’s research department he was a top-rated analyst for the sectors he covered. In 2001, Mr. Pew became Head of Research while maintaining his sector coverage responsibilities. At that time he also joined the firm’s Executive Committee and Compensation Committee. In 2004, Mr. Pew became GMP’s Head of Investment Banking for the telecom, cable and media sectors. From 1993 to 1997, Mr. Pew was a Partner and Senior Financial Analyst with DFI Securities which was acquired by Deutsche Morgan Grenfell in 1995. Mr. Pew is a Chartered Accountant and a Chartered Financial Analyst. He received a Bachelor of Arts, majoring in Business Administration, from The University of Western Ontario.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Audit Committee – Chair		7 of 7 (100%) 4 of 4 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Knowledge of Industry Technology • Finance and Accounting

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	Nil	25,082	70,000	53,873	$2,424,708
2013	Nil	25,000	70,000	43,665

JEFFREY C. ROYER(10) Toronto, ON, Canada Age: 59 Director Since: 1995 Independent

Jeffrey Royer is a member of the Corporation’s Audit Committee. Mr. Royer is a private investor with interests in telecommunications, broadcasting, medical device manufacturing, hospitality, professional sports and real estate. Mr. Royer serves as Chairman of Baylin Technologies Inc. (TSX), a global provider of innovative antenna solutions for the mobile, broadband and wireless infrastructure markets, and (BY) Medimor Ltd. and is a director of Emmit Labs Inc. and Massuah Hotels, Jerusalem, Israel. Mr. Royer has served as director of more than thirty private companies and not-for-profit organizations. Mr. Royer is a General Partner of the Arizona Diamondbacks Baseball Club. Mr. Royer received his Bachelor of Arts in Economics from Lawrence University in Wisconsin.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Audit Committee		7 of 7 (100%) 4 of 4 (100%)
Skills • Strategic Planning Leadership • Knowledge of Industry Technology • Corporate Governance • Finance and Accounting

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	100,000(5)	15,079,048(5)	50,000	58,101	$2,828,053
2013	100,000	14,965,572	50,000	49,147

BRADLEY S. SHAW(6)(7) Calgary, AB, Canada Age: 50 Director Since: 1999 Non-Independent

Bradley S. Shaw has been Chief Executive Officer of the Corporation since November 2010 and has served as a member of the Corporation’s Executive Committee since January 2011. Since 2010, Mr. Shaw has led the transformation of the Corporation from a Western-based cable company to Canada’s leading network and content experience company. Mr. Shaw joined the Corporation in 1987 as a customer service representative in the call centre where he learned the importance of listening to customers, responding to their needs and delivering an exceptional customer experience. This philosophy of customer service has guided him throughout his career as he assumed senior management and executive responsibilities. Mr. Shaw was instrumental in building Shaw Direct into one of North America’s leading direct-to-home satellite television providers and he played a key role in the launch of the Corporation’s digital home phone service in 2005. In 2010, he spearheaded the acquisition and integration of Shaw Media and this year he lead the Corporation’s expansion into colocation, cloud, and managed services with the September 2014 acquisition of ViaWest. Mr. Shaw sits on the board of directors of CableLabs. Active in his community, Mr. Shaw sits on the Patrons’ Council of the Alberta Children’s Hospital Foundation and was instrumental in the success of Calgary’s Shaw Charity Classic, a pre-eminent stop on the PGA Tour’s Champions Tour. Bradley S. Shaw is not considered to be an independent director because he is a senior officer of the Corporation and is deemed to be related to its controlling shareholder (as described under the heading “Voting Procedures – Voting Shares and Principal Holders Thereof”).

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Executive Committee		7 of 7 (100%) 2 of 2 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Operations Experience in Cable & Satellite • Knowledge of Industry Technology

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)(14)
2014	4,426,400	8,877,696	750,000	6,350	$408,232,629
2013	4,426,400	8,821,959	750,000	6,098

JIM SHAW(6)(7) Calgary, AB, Canada Age: 57 Director Since: 2002 Non-Independent

Jim Shaw has served as Vice Chair of the Board of Directors since 2008 and has been a member of the Board of Directors since 2002. Mr. Shaw joined the Corporation in 1982 as a cable installer and has since that time assumed progressively senior positions. He was appointed Vice President, Cable Operations in 1987, President in 1995 and Chief Executive Officer in 1998. As Chief Executive Officer, Mr. Shaw led the Corporation’s substantial growth through many significant acquisitions and by organic expansion, including Internet and digital phone. Jim Shaw is a Director of several private companies, including Gravity Renewables, Inc., a developer of small hydroelectric power plants in the United States. Jim Shaw is not considered to be an independent director because he is a senior officer of the Corporation and is related to its controlling shareholder (as described under the heading “Voting Procedures – Voting Shares and Principal Holders Thereof”).

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance(10) Board of Directors – Vice Chair		7 of 7 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Operations Experience in Cable & Satellite • Finance and Accounting

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	4,426,400	8,989,324	1,050,000	Nil	$411,465,716
2013	4,426,400	8,985,180	1,050,000	Nil

JR SHAW, O.C., A.O.E.(6)(7)(9) Calgary, AB, Canada Age: 80 Director Since: 1966 Non-Independent

JR Shaw is Executive Chair of the Board of Directors and Chair of the Executive Committee. JR Shaw founded the Corporation in 1966 and has overseen its growth from the first cable customer in 1971 to its approximate $14 billion market capitalization and status as one of Canada’s most successful companies with internet, digital phone, satellite, media and data centre lines of business. As a respected leader and innovator, Mr. Shaw has also played a major role in the shaping of the Canadian broadcast industry. JR Shaw is the Director and President of the Shaw Foundation and a Director of several private companies, including Gravity Renewables, Inc., a developer of small hydroelectric power plants in the United States. JR Shaw holds a Bachelor of Arts in Business Administration from Michigan State University. He has received several honourary degrees, including from the University of Alberta, University of Calgary and Graceland University in Lamoni, Iowa. JR Shaw is an Officer of the Order of Canada and was awarded the Alberta Order of Excellence. JR Shaw is not considered to be an independent director because he is a senior officer of the Corporation and its controlling shareholder (as described under the heading “Voting Procedures – Voting Shares and Principal Holders Thereof”).

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors – Executive Chair Executive Committee – Chair		7 of 7 (100%) 2 of 2 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Operations Experience in Cable & Satellite

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	8,929,800	18,511,566	Nil	Nil	$841,652,774
2013	8,929,800	18,369,908	Nil	Nil

JC SPARKMAN(8) Lakewood, CO., USA Age: 82 Director Since: 1994 Independent

JC Sparkman is a member of the Corporation’s Human Resources and Compensation Committee and Executive Committee. Mr. Sparkman is a director of Liberty Global, Inc. (NASDAQ) and serves as chair of its compensation committee and is a member of its nominating and corporate governance and succession planning committees. Mr. Sparkman is a director of Universal Electronics Inc. (NASDAQ) and serves as chair of its compensation committee and as a member of its corporate governance and nominating committee. Mr. Sparkman has over thirty years of experience in the cable television industry. He was Executive Vice President and Chief Operating Officer of Telecommunications Inc. (also known as TCI) for eight years until his retirement in 1995. During his over twenty six years with TCI, he held various management positions overseeing TCI’s cable operations as that company grew into the largest multiple cable system operator in the U.S. at the time of his retirement. In September 1999, he co-founded Broadband Services, Inc., a provider of asset management, logistics, installation and repair services for telecommunications service providers and equipment manufacturers domestically and internationally and he served as chair of its board and co-chief executive officer until December 2003.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Human Resources and Compensation Committee Executive Committee		7 of 7 (100%) 5 of 5 (100%) 2 of 2 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Operations Experience in Cable & Satellite, • Human Resources Executive Compensation • Major Public Company Director

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	10,000	56,400	50,000	36,958	$3,172,924
2013	10,000	56,400	50,000	32,023

CARL E. VOGEL(8)(10) Cherry Hills Village, CO., USA Age: 57 Director Since: 2006 Independent

Carl Vogel is a member of the Audit Committee. He is senior advisor of DISH Network Corporation and an industry advisor focused on media and communications for Kohlberg Kravis Roberts & Co. L.P., an alternative asset management firm, and formerly a senior advisor and operating partner with The Gores Group, a private equity firm. From February 2008 until March 2009 Mr. Vogel served as Vice Chairman of DISH Network Corporation (formerly Echostar Communications Corporation, a satellite-delivered digital television services provider) and Echostar Corp. (a developer of set-top boxes and other electronic technology). Mr. Vogel was the President of EchoStar Communications Corporation from September 2006 and Vice Chairman from June 2005 until February 2008. Prior to that, Mr Vogel was President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the U.S. He is director of AMC Networks Inc. (audit committee chair and compensation committee member), Ascent Capital Group, Inc. (executive committee chair, audit committee member and nominating and governance committee member), DISH Network Corporation, Sirius/XM Corporation (compensation committee chair) and Universal Electronics Inc. (audit committee member) (each NASDAQ listed). Mr. Vogel is a Director of several private companies and not-for-profit organizations. Mr. Vogel holds a Bachelor of Science Degree in Finance and Accounting from St. Norbert College in Wisconsin and was formerly an active Certified Public Accountant.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Audit Committee		7 of 7 (100%) 4 of 4 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Major Public Company Director • Operations Experience in Cable & Satellite • Finance and Accounting

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	Nil	70,000	70,000	14,275	$2,588,085
2013	Nil	70,000	70,000	10,243

SHEILA C. WEATHERILL, C.M. Edmonton, AB, Canada Age: 69 Director Since: 2009 Independent

Sheila Weatherill is a member of the Human Resources and Compensation Committee. Ms. Weatherill is former President and Chief Executive Officer of the Capital Health Authority, the Edmonton region health administrative authority. Ms. Weatherill is the Vice Chair of Epcor Utilities Inc. and is a Director of Canada Health Infoway, Inc. Ms. Weatherill holds a nursing degree from the University of Alberta. Ms. Weatherill’s honours include receiving an Honourary Doctor of Laws degree from the University of Lethbridge, Honourary Bachelor of Arts degree from MacEwan University, Alberta Centennial Medal and appointment as a Member of the Order of Canada. Ms. Weatherill is also a Distinguished Executive in residence in the School of Business, University of Alberta and is a member of several philanthropic and community organizations. Ms. Weatherill was formerly a member of the Prime Minister’s Advisory Committee on the Public Service and formerly an Independent Investigator of the 2008 Listeriosis Outbreak.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Human Resources and Compensation Committee		7 of 7 (100%) 5 of 5 (100%)
Skills • Senior Executive Leadership • Strategic Planning Leadership • Risk Evaluation and Management • Human Resources and Executive Compensation • Government and Regulatory

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	Nil	Nil	70,000	27,104	$832,364
2013	Nil	Nil	70,000	19,270

WILLARD H. YUILL Medicine Hat, AB, Canada Age: 76 Director Since: 1999 Independent

Willard Yuill is the Chair of the Human Resource and Compensation Committee. He has been Chairman and Chief Executive Officer of The Monarch Corporation since 1972. Prior to its sale in 2000, Monarch Broadcasting Ltd. owned and operated 15 radio licenses and six television licences for regions in Alberta and British Columbia. In 2004 Shaw completed the acquisition from Monarch Cablesystems of certain cable systems comprising 35,000 cable television and internet customers in Alberta and British Columbia. Mr. Yuill is Chair and Chief Executive Officer of Monarch Ventures Inc., a Canadian private equity company and CSH International Inc., a United States private equity company. Mr. Yuill is currently a Director of TSO Logic Inc., a private company that provides software for monitoring and reducing energy consumption in large data centres, a Trustee of the St. Andrew’s College Foundation and a Governor of the Western Hockey League. He is a former Director of Western Financial Group, the Alberta Economic Development Authority and the Medicine Hat Exhibition and Stampede Ltd. and he is past Chair of the Alberta chapter of the World Presidents Organization. Mr. Yuill received an Honorary Doctor of Laws from the University of Lethbridge.

2014 AGM Vote Results votes for votes against		20,912,605 nil
Fiscal 2014 Meeting Attendance Board of Directors Human Resources and Compensation Committee-Chair		6 of 7 (86%) 5 of 5 (100%)
Skills • Risk Evaluation and Management • Operations Experience in Cable & Broadcasting • Human Resources and Executive Compensation • Government and Regulatory

Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(12)(13)
2014	10,800	5,734,722	50,000	18,507	$177,012,035
2013	10,800	5,734,722	50,000	14,306

Notes:

(1)

The Nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on January 14, 2014. For more information about the committees of the Board and the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

(2)

The information as to the securities beneficially owned, or over which control or direction is exercised, except as otherwise noted in Note 5, has been furnished by each of the nominees as of November 25, 2013 and November 21, 2014.

(3)	For further details of stock options granted to directors, see the information under the heading “Statement of Executive Compensation – Compensation of Directors”.
(4)

“DSU” means deferred share unit. The DDSU Plan was adopted effective January 1, 2004. See the information under the heading “Statement of Executive Compensation – Compensation of Directors – DDSU Plan”.

(5)

Jeffrey C. Royer beneficially owns 33,988 Class B Non-Voting Shares. Associates of Mr. Royer own 100,000 Class A Shares and 15,045,060 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(6)

JR Shaw is the father of Bradley S. Shaw and Jim Shaw. All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Voting Procedures – Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by entities owned or controlled by JR Shaw.

(7)	Each of JR Shaw, Peter J. Bissonnette, Bradley S. Shaw and Jim Shaw have elected not to receive director fees.
(8)

Each of Richard R. Green and JC Sparkman is a member of the board of directors of Liberty Global, Inc. Each of JC Sparkman and Carl E. Vogel is a member of the board of directors of Universal Electronics Inc.

(9)

JR Shaw was a director of Darian Resources Ltd. (“Darian”) prior to its filing for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on February 12, 2010. Darian successfully completed its restructuring proceedings under the CCAA on July 2, 2010.

(10)	Peter J. Bissonnette and Jim Shaw did not serve on a committee of the Board during fiscal 2014.
(11)	Each of Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and other applicable regulatory requirements.

(12)

Equity value is calculated using $30.59 per Class A Share and $30.71 per Class B Non-voting Share, being the closing prices on November 21, 2014. Equity value includes Class A Shares, Class B Non-Voting Shares, and DSUs. The equity value for Jeffrey C. Royer is calculated based on the shares beneficially owned by him (see note 5).

(13)	Each of the directors meets the share ownership guidelines (see “Compensation of Directors—Share Ownership Guidelines”).
(14)	The equity value of Bradley S. Shaw’s holdings is comprised of $135,403,576 for Class A Shares, $272,634,044 for Class B Non-Voting Shares and $195,009 for DSU.

3.	Appointment of Auditors

Ernst & Young LLP, Chartered Accountants has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. Upon recommendation of the Audit Committee, the Board and management recommends to shareholders the re-appointment of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including separate audits of non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2014 and 2013 were as follows:

Type of Service	Fiscal 2014	Fiscal 2013
Audit Fees	$2,917,080	$3,067,643
Audit-related Fees	126,353	30,113
Tax Fees	215,348	166,575
All Other Fees	—	27,648
Total	$3,258,781	$3,291,979

Audit-related fees for fiscal 2014 relate to due diligence in respect of the acquisition of ViaWest, Inc. (“ViaWest”) and assurance services in respect of environmental reports and for fiscal 2013 relate to consultation on International Financial Reporting Standards (“IFRS”). The tax fees for fiscal 2014 relate to US tax advisory services in respect of the aforementioned acquisition, linear property tax compliance and general tax advisory services and for fiscal 2013 relate to advisory services in respect of purchase and sale of assets and linear property tax compliance. The other fees for fiscal 2013 relate to advisory services in respect of an assessment of a third party data centre services provider.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

VOTING PROCEDURES

1.	Right to Attend / Right to Vote

Holders of Class A Shares of record at the close of business on November 25, 2014 (the “Record Date”) are the only shareholders entitled to vote at the Meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration at the Meeting.

2.	Registered Shareholders

Holders of Class A Shares who hold shares directly in their own names and not through nominees (such as a bank, securities broker, trustee, trust company or other institution) are registered shareholders.

Voting in Person

Registered holders of Class A Shares may vote their Class A Shares in person at the Meeting. In order to vote in person, a registered holder of Class A Shares should not complete and file a form of proxy as described below.

Appointing a Proxy

Registered holders of Class A Shares may vote their Class A Shares by appointing a proxy. Each person named in the form of proxy mailed to registered shareholders is a director and officer of the Corporation. A registered holder of Class A Shares who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person (who need not be a shareholder) in the space provided in the form of proxy and striking out the names of the specified persons or by completing another form of proxy.

Proxyholder Discretion

Where instructions are specified, the persons named in the form of proxy mailed to registered shareholders will vote the Class A Shares in respect of which they are appointed in accordance with those instructions. In the absence of an instruction, it is intended that such Class A Shares be voted for the adoption of all resolutions referred to in the Notice of Meeting.

The form of proxy mailed to registered shareholders confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the Class A Shares represented by the proxy.

Voting by Proxy

Registered holders of Class A Shares may file their proxy or vote with CST Trust Company by using one of the following methods.

Internet:	www.cstvotemyproxy.com
Telephone:	1-888-489-5760
Facsimile:	1-866-781-3111 (North America)
1-416-368-2502 (outside North America)
Email:	proxy@canstockta.com
Mail:	CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1

(To file by internet or telephone, a registered holder of Class A Shares will require the control number that is printed on the form of proxy mailed to that shareholder.)

To be valid and acted upon at the Meeting, completed proxies or votes must be received by CST Trust Company by 11:00 a.m. (Mountain Time) on Monday, January 12, 2015 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the attention of the Corporate Secretary of the Corporation at its registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

3.	Non-Registered Holders

A holder of Class A Shares through an account in the name of a nominee (such as a bank, securities broker, trustee, trust company or other institution) is a non-registered shareholder. In this case the nominee is listed on a register maintained by the Corporation’s transfer agent, and the non-registered shareholder is not.

Non-registered shareholders will receive a voting instruction form rather than a form of proxy.

Voting in Person

Non-registered holders of Class A Shares may vote their Class A Shares in person at the Meeting. In order to vote in person, a non-registered holder of Class A Shares should not put voting instructions on the voting instruction form. Instead, that shareholder should write their name in the space provided on the voting instruction form and then sign and return it.

Voting Instruction Form

Each person named in the voting instruction form mailed to non-registered shareholders is a director and officer of the Corporation. A non-registered holder of Class A Shares who wishes to appoint some other person to represent him or her at the Meeting may do so by inserting the name of that person (who need not be a shareholder) in the space provided in the voting instruction form.

Non-registered holders of Class A Shares are asked to file their voting instruction form or votes at least one business day before the proxy deposit date noted in the voting instruction form by carefully following the instructions on the voting instruction form provided to the non-registered shareholder and using one of the following methods.

Internet:	www.proxyvote.com
Telephone:	1-800-474-7493 (English) or 1-800-474-7501 (French)
Mail:	Data Processing Centre, PO Box 2800 Stn Lcd Malton, Mississauga ON L5T 2T7

4.	Voting Shares and Principal Holders Thereof

Only the holders of Class A Shares of record at the close of business on the Record Date will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As of November 21, 2014, there were 22,420,064 outstanding Class A Shares.

The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 17,782,600 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Corporation has been advised that all of such Class A Shares will be voted in favour of the resolutions referred to in the Notice of the Meeting. The Corporation therefore anticipates that these resolutions will be approved.

5.	Restricted Shares

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation, except as provided by law, and will not be entitled to vote on any matter at the Meeting. In the event of a take-over bid, in certain circumstances which are fully described in the Corporation’s Annual Information Form to be dated November 28, 2014, a holder of Class B Non-Voting Shares may be entitled to convert such shares into Class A Shares for purposes of tendering to the take-over bid. As of November 21, 2014, there were 441,685,133 outstanding Class B Non-Voting Shares.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

Executive Summary

Shaw’s approach to executive compensation is to provide fair and equitable total compensation for its senior executive team which includes the named executive officers (the “NEOs”). Under the direction of the Human Resources and Compensation Committee, the Corporation has taken a comprehensive and strategic approach to executive pay. Shaw’s compensation program is designed to align management’s interest with the Corporation’s business objectives and performance, and to attract, retain and motivate the executive team.

Overall, the Board believes the performance of the senior executive team has made a significant contribution to the growth and success of the Corporation. Over the past five years, revenues have increased $1.85 billion or 55% and operating income before restructuring costs and amortization1 has improved $721 million or 47%. Over the same five year period, free cash flow1 (“FCF”) has totaled $2.92 billion of which 76% has been returned to shareholders in the form of dividend payments and share repurchases.

The following discussion and analysis examines the compensation paid during the last financial year of the Corporation to the NEOs of the Corporation who are:

•	JR Shaw, Executive Chair;
•	Bradley S. Shaw, Chief Executive Officer;
•	Peter J. Bissonnette, President;
•	Steve Wilson, Executive Vice President, Corporate Development & Chief Financial Officer; and
•	Jay Mehr, Executive Vice President & Chief Operating Officer.

Executive Compensation Guiding Principles

The guiding principles of the executive compensation philosophy of the Corporation are grounded in clear principles as outlined below.

1.	The first principle is to align compensation with the execution of business strategies and overall business performance. This principle is achieved by:

•	encouraging executives to build value for shareholders, customers, employees and community stakeholders over the short, medium and long-term;
•	considering both quantitative and qualitative performance factors to maintain a balanced approach to assessing individual and team performance; and
•

rewarding overall performance – Shaw has one criteria or bonus structure for all business units as the approach is to ensure that all employees are focused on performance and results that contribute to Shaw’s overall success.

Success requires that Shaw balance competing challenges of growth, investments in network and new technology, regulatory compliance, competition and the general economic environment. This requires:

•	annually reviewing and assessing compensation practices to ensure that they align with the business strategy and performance;
•	assuring management maintains its focus, knowledge, stability and experience in order to execute business strategies in an intensely competitive environment with rapidly evolving technology; and

[1]	See definitions and discussion under “Key Performance Drivers” in the Corporation’s management discussion and analysis for the year ended August 31, 2014.

•	making capital allocation decisions involving major long-term capital investments, which shape and determine future growth and profitability.

2.

The second principle addresses the components of compensation. Shaw’s compensation program is designed to provide a combination of compensation elements including fixed elements that provide security and enable the Corporation to attract and retain key employees and “at risk” elements that reflect the ability to influence business outcomes and performance. These components include:

•	base salaries, which provide a fixed level of compensation to attract and retain top executives;
•	bonus payouts that respond to corporate and individual performance to motivate our leaders to deliver results based on Corporate strategies and sustain long-term corporate success;
•	a limited perquisite package, which includes annual executive medical exams; and
•	retirement plans that help attract and retain our senior leaders.

3.

The third principle is to ensure that Shaw’s executive compensation practices are market competitive, designed to attract, retain and motivate high caliber leaders. Shaw measures total compensation (including “at risk” performance pay) relative to a group of comparators (see discussion of peer group under “Benchmarking Compensation”).

Purpose and Attributes of Executive Compensation Components

The Corporation uses a combination of compensation elements that ensure executives have a significant “at risk” component of total compensation that reflects their ability to influence business outcomes and performance. The following table describes the different compensation components, which when combined support the objectives of our compensation philosophy.

The table provides a description of each component’s key features and objectives:

Type of Compensation	Form of Payment	Performance Period	Method of Determining Compensation	Objectives
Base Salary	Cash	Annual review	Corporate and individual performance and internal equity	Attract and retain high level executives
Short and Medium-term Incentive	Cash Bonus/Restricted Share Units (RSUs)	RSUs – 2 year life, vesting 100% in year 2	Discretionary award based on corporate and individual performance against performance measures, comparator analysis and internal equity	Motivate executives to achieve annual performance goals Also used to attract and retain executives
Long-term Incentives	Stock Options	Granted periodically Stock options – 10 year life, generally vesting 20% per year over 5 years	Discretionary awards based on corporate and individual performance and internal equity	Motivate executives to achieve long- term performance goals Also used to attract and retain executives
Pension	Defined Contribution Plan, Supplemental Executive Retirement Plan (SERP)	On-going	Approved by the Human Resources and Compensation Committee of the Board based on retention and comparator analysis Note: Effective June 27th, 2012 the SERP was closed to new members	Retention of key executives
Benefits	Same as employee benefits	On-going	Based on market value and competitiveness	Maintains engaged and healthy executives
Perquisites	Executive medical	Annual	Based on market competitiveness

Collectively, these elements of executive compensation provide:

•	secure compensation through salary and retirement benefits to attract, retain and recognize the contributions of the senior executives; and
•	“at-risk” compensation to reward the achievement of goals and enhanced shareholder value.

a.	Base Salary

Base salary is designed to provide a level of fixed compensation that is determined at the beginning of each fiscal year. It is reviewed annually taking into account changes in market conditions, changes in level/scope of responsibility and accountabilities of each role.

Base salary for the NEOs is typically above the median of the comparator group (approximately 75th to 90th percentile). The Corporation and the Human Resources and Compensation Committee determined to pay above the median of competitor group to ensure that the Corporation attracts and retains top executives in the communications industry and to reflect Shaw’s smaller executive team, lower operating expenses and a flatter management structure.

Base salary for the top 50 leaders in the organization have been frozen for the past four years with changes only as a result of substantial role changes or promotions as the Corporation shifts a higher portion of the executive compensation to “at risk” elements.

b.	Short and Medium-term Incentives (Bonus and RSUs)

“At risk” bonus compensation is designed to drive the achievement of the Corporation’s business and the individual’s annual goals. Bonus payments are made in cash based on corporate and individual performance.

The purpose of the medium-term “at-risk” compensation (Restricted Share Units “RSUs”) is to provide additional compensation on a periodic basis to ensure attraction and retention of executives. RSU awards are discretionary and are granted by the Human Resources and Compensation Committee from time to time to reward executive performance.

The Human Resource and Compensation Committee in its discretion determines payout levels after considering FCF, operating income before restructuring costs and amortization, and revenue generating units (“RGUs”) along with prior year payouts relative to prior year performance. Consideration is also given to other business initiatives including strategic planning and significant transactions. As a general rule, the majority of the bonus amount (approximately 80%) is based on overall corporate performance with the remainder linked to the results and accomplishments from each individual’s annual “Personal Leadership Inventory Commitments” as discussed further below. Generally, if performance improves year-over-year, bonus payments are expected to increase; conversely, if performance is poorer year-over-year, bonus payments are expected to decrease.

c.	Long-term Incentives

The purpose of the long-term “at-risk” compensation is to provide additional compensation on a periodic basis to ensure a continued balanced performance focus with the overall objective of creating shareholder value. The benefits of option awards require sustained performance through execution.

Stock option awards are discretionary and are granted by the Human Resources and Compensation Committee from time to time. Relative to Shaw’s comparators, Shaw grants significantly fewer stock options. The Corporation has preferred to reward executive performance through the bonus program and, as a result, longer-term incentives such as stock option awards were limited. When stock options are granted, the Corporation’s current practice is to award options for terms of ten years with 20% of the options in a grant vesting on each of the first, second, third, fourth and fifth anniversaries of the grant.

Shaw has traditionally not used long-term incentives to the extent used by many of its peers due to the significant equity ownership of two of its five NEO’s. For this reason, there is currently no formal granting policy of long-term incentives.

Particular to Shaw, two of the NEOs are members of the Shaw Family Group that controls the Corporation through its holdings of Class A Shares and holds a significant interest in Class B Non-Voting Shares (see “Voting Shares and Principal Holders Thereof”). The Corporation and the Human Resources and Compensation Committee has determined that equity based compensation is a relatively less effective motivation for Shaw’s senior executive team than it may be for its comparators.

d.	Retirement Plans and Benefits

The Human Resources and Compensation Committee approves participation in the Senior Executive Retirement Plan (“SERP”) for senior executives of the organization (including the NEOs). This defined benefit pension plan is designed to reflect the significant contributions that the selected senior executives have made and are expected to make to the Corporation. The SERP was established in 2001 and reflects the Corporation’s preference to deliver competitive compensation through elements other than equity-based awards. The SERP requires participants to achieve a minimum vesting level before any payment or award. This SERP, which forms part of the senior executive’s total compensation, is in addition to the pension benefits earned through the Corporation’s Defined Contribution Plan, which is generally standard for all employees. The NEOs participate in the same group benefit plans as all other employees.

In June 2012, the Human Resources and Compensation Committee approved several changes to the SERP including: (i) closing the SERP to new members, (ii) revision to the terms of the SERP so that for the purposes of calculating pension benefits, base salary is fixed at fiscal 2012 levels, and (iii) providing for the funding of the SERP over a period of six years up to 90% of the obligation. The second change caused a significant impact to the potential retirement compensation of the NEOs, resulting in the compensation summary table showing negative total compensation amounts for two of the five NEOs in 2012.

Fiscal 2014 Pay Decisions

a.	Base Salary

The following table outlines changes to base salary from the previous year.

NEO	Fiscal 2013	Fiscal 2014
JR Shaw, Executive Chair	$1,500,000	$1,500,000
Bradley S. Shaw, Chief Executive Officer	$2,500,000	$2,500,000
Peter J. Bissonnette, President	$1,750,000	$1,750,000
Steve Wilson, EVP Corporate Development & CFO	$1,500,000	$1,500,000
Jay Mehr, EVP & Chief Operating Officer(1)	$1,395,833	$1,587,500

Notes:

(1)	Reflects pro-rated salary increases for role changes to $1.65 million effective February 1, 2014 and $1.5 million effective February 1, 2013.

b.	Short and medium-term Incentives (Bonus and RSUs)

There were no RSU awards granted in fiscal 2013 or 2014. As illustrated in the table below, bonus amounts were increased in fiscal 2014 responding to corporate performance.

NEO	Fiscal 2013(1)	Fiscal 2014(1)
JR Shaw, Executive Chair	$10,140,700	$11,154,770
Bradley S. Shaw, Chief Executive Officer	$6,325,000	$6,957,500
Peter J. Bissonnette, President	$5,462,500	$6,008,750
Steve Wilson, EVP Corporate Development & CFO	$3,737,500	$4,111,250
Jay Mehr, EVP & Chief Operating Officer	$3,737,500	$4,111,250

Notes:

(1)	Fiscal 2013 bonus was paid out at 115% of target whereas fiscal 2014 bonus was paid out at 110% of target.

c.	Long-term Incentives

There were no long-term incentive awards granted to the NEOs in fiscal 2013 or 2014.

Performance Measures

Under the direction of the Human Resources and Compensation Committee, short, medium and long-term incentives are determined by reviewing the performance of the Corporation and individual performance. Bonus amounts are made on a discretionary basis considering corporate and individual performance.

The Board, on recommendation from the Human Resources and Compensation Committee, may exercise its discretion in awarding compensation if performance goals are not attained or alternatively, are exceeded. For the fiscal year ending August 31, 2014, the Board exercised this discretion in increasing bonus amounts in general by 10% of the target fiscal 2014 bonus amounts.

a.	Free Cash Flow

FCF is a key component of the Corporation’s overall business performance, which supports return of capital initiatives to shareholders and debt reduction, as required. In the last three fiscal years, the Corporation has generated $1.78 billion in FCF and returned over 75% to shareholders through dividend payments. Total dividends paid to shareholders over the past three years was $1.35 billion.

The Corporation recognizes that FCF may fluctuate year-to-year, as capital investments are made to develop and grow the business and as extraneous factors arise. In fiscal 2014 the Board set a FCF goal to range from $625 – $650 million, which was subsequently increased to exceed $650 million. The Corporation has provided preliminary FCF guidance for fiscal 2015 and the Board will take into account possible risks, opportunities and developments in the competitive market dynamics when evaluating the performance of the senior executive team in achieving the fiscal 2015 targets.

b.	Operating Income before Restructuring Costs and Amortization

Operating income before restructuring costs and amortization and the ability to grow this financial measure is one of the key financial metrics driving the valuation of the Corporation. Over the last three years the Corporation has increased operating income before restructuring costs and amortization by $211 million or 10%.

Financial results continue to be in the upper quartile of performance. The senior executive team’s focus on operations continues to produce superior operating margins. During fiscal

2014, the Corporation’s consolidated core cable and satellite operating margin was 45%, and was generally consistent with fiscal 2013, fiscal 2012, and fiscal 2011 (adjusted to exclude the one-time Part II recovery), reflecting continued solid performance in the highly competitive landscape.

c.	Revenue Generating Units

As at August 31, 2014 the Cable and Satellite divisions have approximately 6.1 million RGUs – which represents the number of products sold to customers. During fiscal 2014 overall RGUs declined approximately 50,000. The Corporation’s strategy is to balance financial results with maintenance of overall RGUs.

During fiscal 2014 the Corporation continued to grow its Internet business and win incremental market share adding approximately 40,000 subscribers, or RGUs.

The Digital Phone product has been a solid success and the Corporation has almost 1.4 million Digital Phone lines. RGU growth of over 15,000 Digital Phone lines was achieved in fiscal 2014.

During fiscal 2014 the Corporation lost approximately 106,000 Video RGUs comprised of 83,000 Video cable subscribers and 23,000 Shaw Direct DTH subscribers.

d.	Other Business Initiatives/Strategic Planning

Fiscal 2014 was highlighted with a number of strategic transactions.

In July the Corporation announced the acquisition of ViaWest, one of the largest privately held providers of data centre infrastructure, cloud technology and managed IT solutions in North America. Through the acquisition Shaw has gained significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services. ViaWest is headquartered in Denver, Colorado and has 27 data centres in 8 key Western U.S. markets. The ViaWest acquisition provides a growth platform in the attractive North American data centre sector and is a significant step in expanding Shaw’s technology offerings for mid-market enterprises in Western Canada. On September 2, 2014, the Company closed the acquisition for an enterprise value of US $1.2 billion.

Shaw continued the build of its managed WiFi network to extend the customers’ broadband experience beyond their home. The Corporation is the first service provider in Canada to deliver secure and reliable wireless broadband through an extensive WiFi network covering thousands of locations. As at August 31, 2014 Shaw Go WiFi had over 45,000 hotspots and 1,250,000 devices registered on the network, reflecting the value of the service to customers.

During 2014 the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading content and network experience company. Effective in Fiscal 2015 Shaw’s residential and enterprise services were reorganized into new Consumer and Business units, respectively, with no reporting changes to the Media division. In connection with the restructuring approximately 400 management and non-customer facing roles were affected. The anticipated annual savings, net of hires to support the new structure, is approximately $50 million.

The executive team leads the mergers and acquisition activity and is actively involved in making the capital and operating decisions, ensuring that long-term value and profitability is being generated from the appropriate investments.

The Corporation’s efforts to maintain a strong balance sheet and financial metrics continued in fiscal 2014.

e.	Management of Talent & Leadership Development

As the Corporation continues to grow there has been an increased focus on succession planning and talent development together with the enhancement of formal leadership programs. The Corporation’s succession planning review identifies high performers as well as successors for key positions for all roles from director level to the Chief Executive Officer. The Human Resources and Compensation Committee is responsible for succession planning and oversees the Corporation’s succession planning review. The results are reviewed at least annually with the Board.

Over 80% of the Corporation’s leadership positions are filled by internal candidates with key focused external recruitment taking place. Retention of senior leaders is also critical, particularly given that the Corporation runs with a lean team of talented individuals. At the Vice President level and up, the Corporation experienced no voluntary turnover in 2014. The Corporation’s enhanced performance management process known as “The Personal Leadership Inventory”, has now evolved to include the top 500 leaders across all divisions. Through this process each leader has clear measurable business objectives known as “Personal Leadership Inventory Commitments” together with personal leadership development plans.

Through the Corporation’s Focus to Deliver program greater emphasis has been placed on ensuring individual role clarity with the implementation of role mandates for each of the top 500 leaders. These role mandates clearly detail accountabilities, measures of performance and decision rights for each leader.

Employee engagement remains a key focus and significant improvements continue to be achieved.

Summary

The following table details the rationale as to how the above quantitative performance measures affect pay decisions for the fiscal 2014 bonus payments. In addition, the Human Resources and Compensation Committee considers various qualitative performance factors including other business initiatives and strategic transactions.

Performance Objective	Fiscal 2014 Original (1)	Fiscal 2014 Bonus Target	Fiscal 2014 Actual	Actual 2014 Bonus
FCF	$625M-$650M		$ 698M
Operating income before restructuring costs and amortization	growth of 2%-4% after considering the impact of acquisitions and dispositions (midpoint 3%)	100% of Bonus Target	growth of 3% after considering the impact of acquisitions and dispositions	110% of Bonus Target
Net RGUs(2)	losses not to exceed 100K		loss of 50K

Notes:

(1)	Confirmed at October 2013 Board meeting
(2)	RGUs include Video (Cable and DTH) and Internet subscribers and Digital Phone lines

Benchmarking Compensation

The Human Resources and Compensation Committee annually reviews the total compensation of the Corporation’s senior executives and compensation practices of the Corporation. As part of that review, the peer group is reviewed to ensure a balance of relevant peer organizations in terms of business commonalities and common market for executive talent.

Comparator Group Analysis

In fiscal 2014 the comparator group included the following 12 Canadian and 8 US and other companies:

Alta Gas Ltd.	EnCana Corporation	Sirius XM Radio Inc
BCE Inc.	Finning International Inc.	SNC - Lavalin Group Inc.
Cablevision Systems Corporation	Frontier Communications Corp.	Talisman Energy Inc.
Canadian Pacific Railway Limited	Liberty Global, Inc	Telephone & Data Systems Inc.
Canadian Tire Corp.	Pembina Pipeline Corporation	TELUS Corporation
Charter Communications Inc.	Quebecor Inc.	Windstream Corp.
Dish Network Corp.	Rogers Communications Inc.

Note:

(1)	US or other companies are in italics.

In partnership with Mercer (Canada) Limited (“Mercer”), during fiscal 2013 Shaw developed a revised comparator group reflecting a more simplified approach using one group (no sub-groups or secondary groups). The revised comparator group was designed to align with standard Mercer methodology; whereby peer companies were selected to provide representation of industry (Cable & Satellite, Integrated/Wireless Telecommunications Services or Broadcast industries), revenue and asset size, and business complexity. The peer group also includes organizations in the Energy and Industrials economic sectors with comparable revenue, assets and market capitalization to balance the representation of Canadian (including western-Canadian) organizations as they are an important market for executive talent at Shaw. The comparator group changed slightly from 2013 to 2014 reflecting changes in the capital market.

The review entailed a competitive analysis undertaken by Mercer and included: matches of the Corporation’s NEOs total compensation with the comparator groups; and a summary of how the Corporation’s executive compensation approach compares with the comparator group in the following specific areas:

•	Base Salary
•	Short and Medium-term Incentives (Bonus and RSUs)
•	Long-term Incentives
•	Retirement Plans and Benefits

Risk Considerations in Executive Compensation

The Human Resources and Compensation Committee is responsible for overseeing the Corporation’s compensation practices to ensure they do not encourage executives to take risks that could have a material adverse effect on the Corporation. The Human Resources and Compensation Committee has discussed the concept of risk as it relates to the compensation programs and does not believe that the compensation program encourages excessive or inappropriate risk taking.

In accordance with Shaw’s executive compensation guiding principles the compensation program is designed to align management’s interests with the Corporation’s business objectives and performance, with the attraction, retention and motivation to the executive team. The following characteristics of the compensation program are designed with this in mind:

•	Base salary is fixed to provide steady income regardless of share price and therefore does not encourage excessive risk-taking;

•	The pay mix is such that it ensures sufficient fixed compensation that in total represents a mix of short, medium and long-term rewards;
•	Bonus amounts are linked to performance and are only paid out on the approval of the Human Resources & Compensation Committee and the Board for the NEO’s;
•	Equity awards are only issued on a periodic basis and they vest over an extended period which helps to ensure that performance aligns with shareholders’ interests;
•	The Human Resources and Compensation Committee oversees the Corporation’s pay programs and guidelines in consultation with Mercer, its outside compensation consultant.

The Corporation has adopted a formal policy restricting reporting insiders (which includes NEOs and directors) from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of their equity based securities granted as compensation (stock options, RSUs and DSUs).

Stock ownership guidelines

Currently, the Corporation has not adopted guidelines that require minimum levels of share ownership for the NEOs. Since two of the five NEOs are members of the Shaw Family Group, there is significant stock ownership among the NEO’s as a whole. The Corporation also does not require NEOs to hold stock options after they vest for any particular period of time.

Clawbacks

Pursuant to the Sarbanes-Oxley Act the CEO and CFO of Shaw are subject to a statutory clawback in the event of misconduct which results in a required restatement of any financial reporting required under securities laws.

2.	Governance

The Human Resources and Compensation Committee is comprised of four independent directors, Willard H. Yuill (Chair), Richard R. Green, JC Sparkman and Sheila C. Weatherill. The committee members have many years of board (including members of other human resource committees), executive and other diverse business experience gained through involvement with public and private enterprises involved in the telecommunications and other industries in Canada or the United States. The committee is responsible for ensuring effective human resource programs and philosophies are developed and implemented in conformity with the Corporation’s vision, values and strategic objectives to continue to ensure the recruitment and attraction of the best talent at all levels. The Human Resources and Compensation Committee is governed by its charter which details the mandate, composition and responsibilities of the committee. The responsibilities of the Human Resources and Compensation Committee are described under “Statement of Corporate Governance – Human Resources and Compensation Committee”.

The committee, through meetings, presentations and reports, has a good knowledge of the key drivers and issues affecting the Corporation and regularly meets with the executive.

Consistent with the Human Resources and Compensation Committee’s charter and based on input from management, the committee strategically reviews executive compensation and the quantum of subsequent awards for all employees within the Corporation and each of the NEOs, including:

•	Management bonus payments
•	Employee success sharing bonus payments

•	Management salary recommendations
•	Stock option awards
•	RSU grants
•	Retirement plans and benefits

The Committee is engaged in discussion with and considers/reviews recommendations from the Chief Executive Officer regarding:

•	Total compensation awards ensuring appropriate internal equity among the senior leaders; and
•	Participants in the executive and management bonus programs, together with proposed levels of reward.

As part of the executive compensation review, the Human Resources and Compensation Committee makes its decisions and recommendations to the full Board on the compensation levels, stock option grants and RSU grants for each of the NEOs based on each of the above mentioned guiding principles with particular reference to the following performance measures: FCF, operating income before restructuring costs and amortization, RGUs, the management of talent and leadership development, as well as other business initiatives/strategic planning.

The Human Resource and Compensation Committee retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., beginning in 2010 to assist the Committee in determining compensation for the Corporation’s NEOs.

The analysis and advice offered by Mercer includes assisting in identifying and validating the comparator group of companies.

In addition, the Corporation retained Mercer to provide other services, unrelated to executive and/or director compensation during 2014 and 2013. Services provided by Mercer include (without being limited to) pension actuarial and administrative services for all defined benefit pension plans. The Corporation also retained Marsh Canada Limited, an affiliate of Mercer, to provide insurance administrative services during 2014 and 2013. The Committee is not required to pre-approve other services that Mercer or its affiliates provide to the Corporation at the request of management.

The Human Resources and Compensation Committee has considered Mercer’s analysis and advice as well as other specific factors the committee deemed to be appropriate and relevant.

Executive Compensation-Related Fees

Mercer’s aggregate fees billed for executive compensation services to the Committee in 2014 were $112,784 and in 2013 were $105,435.

All Other Fees

During 2014 and 2013, the aggregate fees paid to Mercer or its affiliates for all other services were $1,210,938 and $1,063,911, respectively.

3.	Summary Compensation Table

The following table sets forth compensation earned during the last three financial years of the Corporation by the NEOs.

Name and Principal Position	Year	Salary $	Share Based Awards(1) $	Option Based Awards(2) $	Non-Equity Annual Incentive Plan Compensation(3) $		Pension Value(5)(6) $	All Other Compensation(7) $	Total Compensation $

JR SHAW	2014	1,500,000	–	–	11,154,770	(4)	5,076,000	211,890	17,942,660
Executive Chair	2013	1,500,000	–	–	10,140,700	(4)	5,603,000	136,832	17,380,532
	2012	1,500,000	–	–	7,054,400	(4)	(1,270,000)	302,092	7,586,492

BRADLEY S. SHAW	2014	2,500,000	–	–	6,957,500		3,450,930	435,675	13,344,105
Chief Executive	2013	2,500,000	–	–	6,325,000		3,201,270	400,584	12,426,854
Officer	2012	2,500,000	–	–	4,400,000		(13,796,180)	282,427	(6,613,753)

PETER J.	2014	1,750,000	–	–	6,008,750		3,724,930	142,515	11,626,195
BISSONNETTE	2013	1,750,000	–	–	5,462,500		3,709,270	121,675	11,043,445
President	2012	1,750,000	–	–	4,750,000		(1,921,180)	57,208	4,636,028

STEVE WILSON	2014	1,500,000	–	–	4,111,250		1,912,930	–	7,524,180
Executive Vice	2013	1,500,000	–	–	3,737,500		940,270	128,969	6,306,739
President, Corporate	2012	1,500,000	–	–	2,600,000		(7,248,180)	74,041	(3,074,139)
Development &
Chief Financial Officer

JAY MEHR	2014	1,587,500	–	–	4,111,250		3,027,930	–	8,726,680
Executive Vice	2013	1,395,833	–	–	3,737,500		3,747,270	121,673	9,002,276
President & Chief	2012	1,250,000	–	–	2,600,000		874,820	–	4,724,820
Operating Officer

Notes:

(1)	No share based awards were granted to NEOs during fiscal 2014, 2013 or 2012.
(2)	No stock options were granted to the NEOs during fiscal 2014, 2013 or 2012.
(3)	Amounts reported represent annual cash bonuses.
(4)

Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, as described under the heading “Statement of Executive Compensation – Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the Corporation’s operating income before restructuring costs and amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. For both fiscal 2014 and 2013, a bonus representing approximately 0.5% of the Income Base was paid to JR Shaw. For fiscal 2012 a reduced bonus representing approximately 0.4% of the Income Base was paid to JR Shaw (see “Short and Medium-term Incentives”).

(5)

Amounts reported include all compensatory amounts related to the Corporation’s defined contribution and defined benefit plans. The SERP compensatory amounts are actuarially determined using the projected benefit method and management’s best estimate of salary escalation and retirement ages of officers. These SERP amounts do not reflect cash figures in the current period.

(6)

The pension amounts reflected in 2012 include the impact of the SERP plan amendment to fix the base salary portion of the pensionable earnings at 2012 salary levels which generally caused a negative overall amount to be reported. See “Compensation Discussion and Analysis – Retirement Plans and Benefits”.

(7)

Amounts reported include employee share purchase plan, transportation and other benefits. If the value of perquisites and benefits does not exceed either $50,000 or 10% of the relevant NEOs total salary, no amount is reported.

4.	Incentive Plan Awards – Restricted Share Units

In June 2011, the Corporation adopted a Restricted Share Unit Plan (“RSU Plan”) under which RSUs may be granted, solely at the discretion of the Human Resources and Compensation Committee, at a value equal to the market value of one Class B Non-Voting Share at the time of grant for each RSU. On each dividend payment date for the Class B Non-Voting Shares, a number of additional RSUs is credited to the holder’s RSU account equal to, for each RSU, the amount of the per Class B Non-Voting Share dividend divided by the then current market value of a Class B Non-Voting Share. Provided the holder is still employed on such date, on the second anniversary of the grant date (or such other vesting date as the Human Resources and

Compensation Committee may set at the time of grant) all RSUs relating to a particular grant will vest and become payable by cash payment equal to the then current market value of a Class B Non-Voting Share for each such RSU.

5.	Incentive Plan Awards – Stock Options

Options to acquire Class B Non-Voting Shares are granted pursuant to the Corporation’s stock option plan. The stock option plan of the Corporation provides that options may be granted to directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price not less than the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the option is granted. An option shall not be immediately exercisable, but rather, shall be exercisable on vesting dates determined by the Board from time to time; provided that the Board may not grant options with vesting terms more favourable than 50% of the original grant on each of the first and second anniversary dates. Unless otherwise determined by the Board, options expire 10 years from the date of grant, and subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made in the plan for early termination of options in the event of death or cessation of employment or service arrangement (other than disability or retirement), as the case may be. Options are not transferable or assignable, unless the transfer or assignment is permitted under applicable securities laws and is in respect of options to purchase 10,000 Class B Non-Voting Shares or greater; and provided further that such transfer or assignment is approved by two senior officers of the Corporation, one of whom must be either the Chief Executive Officer or the Chief Financial Officer of the Corporation.

The maximum number of Class B Non-Voting Shares issuable under the stock option plan of the Corporation may not exceed 52,000,000 Class B Non-Voting Shares. As at August 31, 2014, 16,477,563 Class B Non-Voting Shares were issuable on exercise of outstanding options (being 3.6% of the aggregate number of Class A Shares and Class B Non-Voting Shares then outstanding) and 10,761,527 Class B Non-Voting Shares were available for future grant of options under the stock option plan. During fiscal 2014, the Corporation granted options to purchase 1,633,000 Class B Non-Voting shares (being 0.4% of the aggregate number of Class A Shares and Class B Non-Voting Shares outstanding as at August 31, 2014).

The plan provides that: (i) the maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant (on a non-diluted basis) and (ii) the maximum number of Class B Non-Voting Shares which may be issued to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation within a one year period is limited to 10% of the number of Class B Non-Voting Shares outstanding at the time of the issuance (on a non-diluted basis). Subject to applicable law and approval of the Board, the Corporation may provide financial assistance in connection with the exercise of an option, with recourse to the Class B Non-Voting shares purchased upon such exercise. The plan contains anti-dilution, other adjustment and “change of control” provisions.

Outstanding Option-Based and Share-Based Awards

The following table sets forth details with respect to stock options held by the NEOs as of August 31, 2014.

	Option Awards				Share Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised In-the-Money Options(1) ($)	Number of Units that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share Based Awards Not Paid Out or Distributed ($)
BRADLEY S. SHAW	400,000	24.52	01-Sep-2017
	50,000	20.82	01-Jul-2018	3,831,500	–	–	–
	300,000	19.54	30-Jun-2019

PETER J. BISSONNETTE	600,000	24.52	01-Sep-2017
	100,000	20.82	01-Jul-2018	5,126,500	–	–	–
	350,000	19.54	30-Jun-2019

STEVE WILSON	100,000	16.31	01-Sep-2015
	400,000	24.52	01-Sep-2017		–	–	–
	50,000	20.82	01-Jul-2018	4,939,500
	300,000	19.54	30-Jun-2019

JAY MEHR	20,000	16.31	01-Sep-2015
	100,000	24.52	01-Sep-2017		–	–	–
	8,000	20.82	01-Jul-2018	2,131,160
	200,000	19.54	30-Jun-2019

Notes:

(1)	Based on the difference between the market value of $27.39 per Class B Non-Voting Share on August 29, 2014 and the exercise price of the options.

During fiscal 2014, Steve Wilson exercised options to realize a benefit of $1,052,927. No other NEO exercised options during fiscal 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details on the vesting and payouts of awards under the Corporation’s incentive plans for the NEOs during the fiscal year ended August 31, 2014.

	Option-Based Awards Value Vested During the Year(1) ($)	Share-Based Awards Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year(2) ($)
JR SHAW	–	–	11,154,770
BRADLEY S. SHAW	469,200	–	6,957,500
PETER J. BISSONNETTE	547,400	–	6,008,750
STEVE WILSON	469,200	–	4,111,250
JAY MEHR	312,800	–	4,111,250

Notes:

(1)

Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2014 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

(2)	Amounts reported represent actual annual cash bonuses.

6.	Pension Plans

During fiscal 2014 the Corporation maintained both a defined contribution pension plan and a defined benefit pension plan, as described below, in which the NEOs participate.

Defined Contribution Plan

Under this plan, which is generally made available to all eligible employees, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution allowable under the Income Tax Act (Canada). Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the NEOs are included in “Pension Value” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.

The following table presents the benefits accumulated under the Corporation’s defined contribution plan for the NEOs. The actual benefits payable upon retirement will be determined by the size of each participant’s account values (based on the amount of actual contribution and realized investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.).

Name(1)	Accumulated Value at September 1, 2013 ($)	Compensatory(2) ($)	Non- Compensatory(3) ($)	Accumulated Value at August 31, 2014 ($)
BRADLEY S. SHAW	492,483	24,930	91,480	608,893
PETER J. BISSONNETTE	421,715	24,930	78,450	525,095
STEVE WILSON	235,718	24,930	44,418	305,066
JAY MEHR	295,979	24,930	55,437	376,346

Notes:

(1)	No accumulated funds remain in the plan for JR Shaw as he was required to move funds from the plan by age 71.
(2)	Includes contributions paid by the Corporation.
(3)	Includes regular investment income credited to the accounts during the financial year.

Defined Benefit Plan (SERP)

Effective September 1, 2002, the Corporation established a SERP for its most senior executive officers. The SERP is a non-contributory defined benefit pension plan.

Benefits under the SERP are based on the officer’s length of service and his or her highest three year average rate of SERP eligible earnings (base salary plus annual cash bonus/RSU grant value) during his or her years of service with the Corporation. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive officer is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

An executive officer of the Corporation must be in a SERP-eligible position for five years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with ten years of SERP-eligible service. Officers between the ages 55 and 60 with less than ten years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

In June 2012, the Human Resources and Compensation Committee approved several changes to the SERP including: (i) closing the SERP to new members (membership is restricted to the current total of 15 active and retired members), (ii) revision to the terms of the SERP so that for the purposes of calculating pension benefits, base salary is fixed at fiscal 2012 levels, and (iii) providing for the funding of the SERP over a period of six years up to 90% of the obligation.

The following table presents the credited number of years of service at August 31, 2014 and the estimated annual retirement benefits payable to NEOs for service up to August 31, 2014 and at age 65. In addition, the total accrued pension obligation for each NEO is shown along with the changes to the obligation during the financial year ended August 31, 2014.

Name	Number of Years of Credited Service(1) (#)	Annual Benefits Payable(2)		Accrued Obligation at September 1, 2013(3) ($)	Compensatory Change(4) ($)	Non- Compensatory Change(5) ($)	Accrued Obligation at August 31, 2014(3) ($)
		At Year End ($)	At Age 65 ($)
JR SHAW	48	7,665,000	7,665,000	63,280,000	5,076,000	6,782,000	75,138,000
BRADLEY S. SHAW	19	3,981,000	6,620,000	59,637,000	3,426,000	16,572,000	79,635,000
PETER J. BISSONNETTE	25	5,010,000	5,010,000	70,727,000	3,700,000	11,679,000	86,106,000
STEVE WILSON	15	2,016,000	3,928,000	31,575,000	1,888,000	8,392,000	41,855,000
JAY MEHR	4	650,000	3,595,000	8,832,000	3,003,000	3,238,000	15,073,000

Notes:

(1)	Rounded to nearest whole year as of August 31, 2014.
(2)

At year end Jay Mehr is not yet eligible for retirement payments. The amount showing as the annual benefits payable at August 31, 2014 reflects a notional value calculated on the assumption he is eligible to receive payments. If the NEO exceeds age 65 the current age is used.

(3)

Amounts represent the actuarial value of projected benefits for service to the date indicated. The calculation uses actuarial assumptions and methods which are consistent with those used for calculating pension obligations disclosed in the Corporation’s consolidated financial statements.

(4)	Amounts represent the projected pension benefit for service in the year plus the change in accrued obligation due to differences between actual and assumed compensation for the year.
(5)	Amounts represent the impact of interest on the net obligation, changes in the interest assumption, and any other experience gains and losses.

The Corporation’s obligations and related costs of the SERP benefits earned by executive officers are actuarially determined using the projected benefit method, pro-rated on service, and management’s best estimate of salary escalation and retirement ages of officers. The pension expense with respect to the SERP for the fiscal year ended August 31, 2014 was $13 million. As at August 31, 2014 the expected aggregate benefit payments for the fiscal year ended August 31, 2015, as actuarially determined, are approximately $11 million. The accrued benefit obligation of the SERP at August 31, 2014 was $487 million and the fair value of the Plan assets was $328 million. The net SERP liability of $159 million has been recognized by the Corporation as a liability in its accounts in accordance with IFRS. In the event of a change of control of, or merger involving, the Corporation, the SERP becomes fully vested and fully funded immediately.

Further information with respect to the SERP, and the Corporation’s accounting policy with respect thereto, is set forth in Notes 2 and 26 to the audited annual consolidated financial statements of the Corporation for the year ended August 31, 2014. See “Other Information – Additional Information”.

7.	Employee Share Purchase Plan

An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.

Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enroll in the ESPP. Executive officers of the Corporation, including the NEOs, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly base compensation. The Corporation contributes an amount equal to

25% of the participant’s contributions for that month. Canadian Western Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSX using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to two times in any 12 month period.

As of August 31, 2014, approximately 67% of eligible employees of the Corporation purchased Class B Non-Voting Shares under the ESPP. At August 31, 2014, an aggregate of 2,853,457 Class B Non-Voting Shares were held under the ESPP.

8.	Employment Contracts

In 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, among other things, an annual incentive bonus. The agreement recognizes JR Shaw’s central role in founding and building the Corporation and ensures that the Corporation retains and utilizes the full benefits of his 48 years of industry experience. As Executive Chair, JR Shaw continues to provide broad stewardship and strategic vision for the Corporation. In addition, his stature as a national corporate leader and his positive long-standing reputation with government, regulatory, investor and banking communities enhances the Corporation’s capacity to achieve its strategic and financial goals.

The agreement with JR Shaw provides for an incentive bonus that is paid to him annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount is to be between 0.5% and 1.0% of the Corporation’s operating income before restructuring costs and amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. In 2014 JR Shaw was paid a bonus which represented 0.5% of the Income Base.

No other NEO has an employment contract with the Corporation. The Corporation has no change of control agreement with any NEO.

9.	Performance Graph

The following graph compares the cumulative five year return of the Class B Non-Voting Shares (assuming $100 invested on August 31, 2009 and reinvestment of dividends) with the Standard & Poor’s/TSX Composite Index and the Consumer Discretionary Index.

Over the past five years, revenues have increased $1.85 billion or 55% and operating income before restructuring costs and amortization has improved $721 million or 47%. During the same period, FCF has totalled $2.92 billion of which over 76% was returned to shareholders in the form of dividend payments and share repurchases. The annual cash compensation paid to the NEOs who are constant over this same five year time period (JR Shaw, Bradley S. Shaw, Peter J. Bissonnette, and Steve Wilson) has grown by $12 million.

Over the five years the Corporation’s stock performance has outperformed the S&P/TSX Composite Index and for four of the five years outperformed the S&P/TSX Consumer Discretionary Index.

10.	Compensation of Directors

Directors of the Corporation are currently remunerated for their services as directors according to the fee schedule set forth in the table below.

Type of Fee	Amount ($)	Total Fees Paid to Directors During Fiscal 2014 ($)
Annual Board Member Retainer Fee	65,000	795,150
Annual Lead Director Retainer Fee	75,000	75,000
Annual Committee Member Retainer Fee	3,000	36,932
Annual Corporate Governance and Nominating Committee Chair Retainer Fee(1)	10,000	10,000
Annual Human Resources and Compensation Committee Chair Retainer Fee(1)(2)	15,000	13,333
Annual Audit Committee Chair Retainer Fee(1)	40,000	40,000
Board and Committee Attendance Fee (per meeting)	1,500	221,721
Total		1,192,136

Notes:

(1)	The annual Committee Chair Retainer Fees include the $3,000 annual retainer fee paid to the Committee Chair as a member of the committee.
(2)	The annual Retainer Fee for the Chair of the Human Resources and Compensation Committee was increased from $10,000 to $15,000 effective January 1, 2014.

The fees paid to directors of the Corporation are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and committee meetings.

During fiscal 2014 the Corporation’s director compensation was benchmarked against a comparator group by Mercer. In order to maintain director compensation at or above the market medium the Corporation will continue to benchmark against a comparator group and adjust fees using a mix of cash and DSUs. In fiscal 2014 and 2013, each director was granted 3,500 DSUs in addition to the fees listed above.

Director Compensation Table

The following table sets out the compensation paid to each of the Corporation’s directors for the financial year ended August 31, 2014. Fees earned are paid in cash or paid in DSUs as elected by each director. See also “Statement of Executive Compensation – Compensation of Directors – DDSU Plan”.

Name	Fees Earned - Paid in Cash ($)	Fees Earned - Paid in DSU(1) ($)	Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Adrian I. Burns	92,000	-	86,432	40,218	218,650
George F. Galbraith	86,000	-	86,432	13,239	185,671
Richard R. Green	-	92,628	86,501	29,117	208,246
Lynda Haverstock	28,667	57,333	86,432	24,757	197,189
Gregg Keating	27,167	57,333	86,432	31,418	202,350
Michael W. O’Brien	174,000	-	86,432	44,485	304,917
Paul K. Pew	-	121,500	86,432	50,652	258,584
Jeffrey C. Royer	-	84,500	86,432	56,070	227,002
JC Sparkman	99,120	-	86,501	36,553	222,174
Carl E. Vogel	91,055	-	86,501	13,222	190,778
Sheila C. Weatherill	-	86,000	86,432	24,055	196,487
Willard H. Yuill	94,833	-	86,432	17,600	198,865

Notes:

(1)

DSUs are credited to a director’s DSU account based on dividing the cash value of the compensation by the average of the high and low prices of the Class B Non-Voting Shares on the compensation dates. Amounts paid to Richard R. Green, JC Sparkman and Carl E. Vogel, residents of the U.S., are payable in U.S. dollars and have been translated into Canadian dollars at the applicable monthly average exchange rates.

(2)

Amounts represent the grant date fair value of the award of 3,500 DSUs to each director. The fair value is determined based on the average of the high and low prices at which the Class B Non-Voting Shares were traded on the TSX or New York Stock Exchange (the “NYSE”), as applicable, on the grant date.

(3)	Includes the dollar value of notional dividends paid or payable in DSUs.

Outstanding Option-Based Awards

The following table sets forth details with respect to stock options held by the directors of the Corporation, other than those that are NEOs, as of August 31, 2014.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised In- the-Money Options(1) ($)
Adrian I. Burns	50,000	26.20	30-Oct-2017	59,500
George F. Galbraith	50,000	26.20	30-Oct-2017	59,500
Richard R. Green	70,000	19.17	02-Jul-2020	575,400
Lynda Haverstock	70,000	26.20	30-Oct-2017	83,300
Gregg Keating	20,000	22.27	24-May-2017	161,900
	50,000	26.20	30-Oct-2017
Michael W. O’Brien	50,000	26.20	30-Oct-2017	59,500
Paul K. Pew	70,000	21.31	15-Jan-2018	425,600
Jeffrey C. Royer	50,000	26.20	30-Oct-2017	59,500
Jim Shaw(2)	600,000 100,000 350,000	24.52 20.82 19.54	1-Sep-2017 1-Jul-2018 30-Jun-2019	5,126,500
JC Sparkman	50,000	26.20	30-Oct-2017	59,500
Carl E. Vogel	20,000	16.31	30-Jun-2016	281,100
	50,000	26.20	30-Oct-2017
Sheila C. Weatherill	70,000	21.31	20-Jan-2019	425,600
Willard H. Yuill	50,000	26.20	30-Oct-2017	59,500

Note:

(1)	Based on the difference between the market value of $27.39 per Class B Non-Voting Share on August 29, 2014 and the exercise price of the options.
(2)	Jim Shaw’s options were granted prior to 2010 in his capacity as CEO of the Corporation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details on the vesting of awards under the Corporation’s incentive plans during the fiscal year ended August 31, 2014.

Name	Option-Based Awards Value Vested During the Year(1) ($)
Richard R. Green	148,925

Note:

(1)

Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2014 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

DDSU Plan

The Corporation has a Directors’ Deferred Share Unit Plan (“DDSU Plan”) under which directors may elect to receive 25%, 50%, 75% or 100% of their annual cash compensation in the form of deferred share units (“DSUs”), provided that any director who has not met the applicable share ownership guideline is generally required to elect to receive at least 25% of his or her annual compensation in DSUs. The number of DSUs to be credited to a director’s account equals such amount of compensation allocated to the DDSU Plan divided by the then current market value of a Class B Non-Voting Share. On each dividend payment date for the Class B Non-Voting Shares, a number of additional DSUs is credited to the director’s DSU account equal to, for each DSU, the amount of the per Class B Non-Voting Share dividend divided by the then current market value of a Class B Non-Voting Share. When the director ceases to be a director, the DSUs will be payable by a cash payment equal to the current market value of a Class B Non-Voting Share for each DSU at the time of payout.

Share Ownership Guideline

The Board supports ownership of the Corporation’s shares by its directors and has established a related share ownership guideline. The guideline level of ownership by each director is such number of Class A Shares, Class B Non-Voting Shares and DSUs having an aggregate market value of at least $250,000. As previously stated, any director who has not met the share ownership guideline is generally required to elect to receive at least 25% of his or her annual compensation in DSUs. Each of the directors meets the share ownership guidelines (see the table under the heading “Business of the Meeting – Election of Directors.”)

Currently, the directors set out for nomination herein as a group own or control a 13.4% economic interest in all of the Corporation’s outstanding share capital, divided as follows: 11.9% by the Shaw family group, as controlling shareholders, and 1.5% by those directors who are not members of the Shaw family group. For these non-controlling directors, this represents an average ownership position in excess of $16 million. The median value of equity (common shares and DSUs) held by these non-controlling directors is approximately $2.7 million.

For information concerning the shares, DSUs and options held by each director nominated for election at the Meeting, see the table under the heading “Business of the Meeting – Election of Directors.”

OTHER INFORMATION

1.	Securities Authorized for Issuance under Equity Compensation Plans

As of August 31, 2014, the Corporation had one compensation plan under which equity securities of the Corporation are authorized for issuance, as summarized in the table below. Under such plan, options to acquire an aggregate of 16,477,563 Class B Non-Voting Shares were outstanding as of August 31, 2014, representing approximately 3.7% of the Class B Non-Voting Shares issued and outstanding as of such date.

Equity Compensation Plan Information

Plan Category	Number of securities issuable on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by security holders(1)	16,477,563	22.34	10,761,527

Note:

(1)

Stock option plan of the Corporation providing for the issuance of options to directors, officers, employees and consultants of the Corporation. See information under the heading “Statement of Executive Compensation – Incentive Plan Awards – Stock Options”.

2.	Indebtedness of Directors and Executive Officers

The following table sets forth the aggregate indebtedness outstanding as at November 13, 2014 of all directors, executive officers and employees, current or former, of the Corporation or any of its subsidiaries.

Purpose	To The Corporation or its Subsidiaries ($)	To Another Entity ($)
Shares Purchases	Nil	Nil
Other	196,914	Nil

3.	Interest of Informed Persons in Material Transactions

Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

4.	Normal Course Issuer Bid

On December 5, 2013, the Corporation announced renewal of its normal course issuer bid by which it is authorized to acquire up to an additional 20,000,000 Class B Non-Voting Shares, being approximately 5% of the then public float of Class B Non-Voting Shares, until expiry of the bid on December 8, 2014. To date, no Class B Non-Voting Shares have been repurchased under this normal course issuer bid. The Corporation believes that under the right circumstances purchasing of outstanding Class B Non-Voting Shares constitutes a desirable use of the Corporation’s free cash flow in the best interests of the Corporation and its shareholders and may enhance the value of Class B Non-Voting Shares. The Notice of Intention to Make a

Normal Course Issuer Bid is available by contacting the Corporate Secretary of the Corporation as described below.

5.	Additional Information

Financial information of the Corporation is provided in the Corporation’s consolidated corporate financial statements and management’s discussion and analysis thereon for the Corporation’s fiscal year ended August 31, 2014. Such documents and other information concerning the Corporation, including the Corporation’s Business Conduct Standards and Annual Information Form to be dated November 28, 2014, may be found and downloaded at the Corporation’s profile on www.sedar.com or the Corporation’s website at www.shaw.ca or on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500. Copies of any documents referred to in the proxy circular as being available on the Corporation’s website may also be obtained from the Corporate Secretary of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE

The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s approach toward corporate governance policies and practices.

The corporate governance practices and policies of the Corporation have been developed under the stewardship of the Corporate Governance and Nominating Committee of the Board in response to evolving laws and best practices, including the policies of the Canadian Securities Administrators, the TSX and the NYSE as well as the Sarbanes Oxley Act.

1.	Board & Committee Membership and Independence

The Board is currently comprised of 16 directors. The Board members and their committee membership are identified in the table below.

The Board defines a director to be “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance and Nominating Committee. A “material relationship” is a relationship which, in the Board’s view, could reasonably be expected to interfere with the exercise of a director’s independent judgment. Based on a review of the applicable factual circumstances, including financial, contractual and other relationships, the Board, in consultation with the Corporate Governance and Nominating Committee, has determined that 12 Board members, being 75% of the Board, are independent as outlined in the table below.

	Audit Committee	Corporate Governance & Nominating Committee	Human Resources & Compensation Committee	Executive Committee	Independence Analysis
Peter J. Bissonnette					Not Independent(1)
Adrian I. Burns		X		X	Independent
George F. Galbraith		X			Independent
Richard R. Green			X		Independent
Lynda Haverstock		X			Independent
Gregg Keating	X				Independent
Michael W. O’Brien		Chair		X	Independent
Paul K. Pew	Chair				Independent
Jeffery C. Royer	X				Independent
Bradley S. Shaw				X	Not Independent(2)(5)
Jim Shaw					Not Independent(4)(5)
JR Shaw				Chair	Not Independent(3)(5)
JC Sparkman			X	X	Independent
Carl E. Vogel	X				Independent
Sheila C. Weatherill			X		Independent
Willard H. Yuill			Chair		Independent

Notes:

(1)	Peter J. Bissonnette is the President of the Corporation.
(2)	Bradley S. Shaw is the Chief Executive Officer of the Corporation.
(3)	JR Shaw is the founder and Executive Chair of the Corporation.
(4)	Jim Shaw is the Vice Chair and former Chief Executive Officer of the Corporation.
(5)

JR Shaw is the father of brothers, Jim Shaw and Bradley S. Shaw. JR Shaw, Jim Shaw and Bradley S. Shaw are deemed to be, or are related to, the Corporation’s controlling shareholder through the voting trust described under the heading “Voting Procedures – Voting Shares and Principal Holders Thereof”.

(6)	Further details about each nominee for election to the Board at the Meeting is provided under the heading “Business of the Meeting – Election of Directors”.

The Corporation does not have a mandatory retirement policy or term limits policy for members of the Board. The Corporation considers it important to retain directors who hold significant investments in the Corporation on its board of directors, particularly those with significant and unique business experience in the industry. A significant financial stake strongly motivates independent thinking and analysis and brings a long-term perspective which is beneficial to the Corporation and all of its shareholders. The Corporation believes that it is a preferred practice to retain the benefit of director insight from related industry, regulatory or technological experience. This is particularly significant for the Corporation given the narrow field of candidates who have experience in this unique, regulated sector in Canada. The Corporation considers it particularly inappropriate to establish director term limits in the context of a controlled corporation where a controlling shareholder would be required to step down as a director after serving for a stipulated period of time. The relationship between the Corporation and its controlling shareholder is unique and a valuable element of the Corporation’s culture and governance.

2.	Board of Directors

The Board has established a written Board mandate which is reviewed on a regular basis and updated as considered appropriate by the Corporate Governance and Nominating Committee and the Board. A copy of the Board mandate is included as Exhibit A to this proxy circular.

Duties

The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation. The Board’s duties include to:

•	appoint senior management;
•	review performance of, and approve compensation of, senior management;
•	monitor plans for succession, training and development;
•	satisfy itself as to the integrity of senior management and ensure that senior management maintains a culture of integrity throughout the Corporation;
•	approve the Corporation’s strategic objectives, business plans and budgets as discussed below;
•	approve significant strategic transactions, including significant acquisitions, dispositions and financings;
•	identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes reasonable steps to implement appropriate systems to manage such risks;
•

ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis; and

•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and other stakeholders.

Certain responsibilities and powers of the Board have been delegated to committees of the Board as outlined below.

Strategic Planning

With respect to strategic planning, the Board establishes strategic objectives for the Corporation, reviews and approves management’s strategic plans and budgets, and reviews emerging trends, opportunities, risks and issues with management.

The Board receives regular updates from management on strategic developments – generally eight times per year. The Board reviews adjustments to management’s budgets, plans and objectives as may be required during the year.

Executive Chair

JR Shaw is the Board’s Executive Chair. As such, he has overall responsibility for the stewardship of the Corporation.

The Executive Chair also fulfills the role of chair of the Board, which position is described in the Corporation’s Board Mandate. Responsibilities of the chair include to:

•	facilitate effective operation and management of, and provide leadership to, the Board;
•	act as chair of meetings of the Board;
•	assist in setting the agenda for each meeting of the Board and otherwise bring forward for consideration matters within the mandate of the Board;
•	facilitate the Board’s interaction with management;
•	act as a resource and mentor and provide leadership for other members of the Board; and
•	perform such other duties and responsibilities as may be delegated to the Executive Chair by the Board.

Lead Director

In fiscal 2004, the Corporation created the position of Lead Director to ensure that the directors have an independent leadership contact and maintain and enhance the quality of the Corporation’s corporate governance practices. Michael W. O’Brien, an independent director, is the Board’s Lead Director.

The terms of reference for the Lead Director are set out in the Corporation’s Board Mandate and include to:

•	in conjunction with the Corporate Governance and Nominating Committee of the Board, provide leadership to ensure that the Board functions independently of management;
•	in the absence of the Executive Chair and the Vice Chair, act as chair of meetings of the Board and chair all in camera meetings of the independent directors;
•	recommend, where necessary, the holding of special meetings of the Board;
•	review with the Executive Chair and Chief Executive Officer items of importance for consideration by the Board;
•

as may be required from time to time, consult and meet with any or all of the independent directors and represent independent directors in discussions with management on corporate governance issues and other matters;

•	serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
•

with the Corporate Governance and Nominating Committee, ensure that the Board, committees of the Board, individual directors and senior management understand and discharge their duties and obligations under the Corporation’s system of corporate governance;

•	mentor and counsel new members of the Board to assist them in becoming active and effective directors;
•	with the Corporate Governance and Nominating Committee, facilitate the process of conducting director evaluations;
•	with the Corporate Governance and Nominating Committee, promote best practices and high standards of corporate governance; and
•	perform such other duties and responsibilities as may be delegated to the Lead Director by the Board.

Attendance Record

The Board attendance record for fiscal 2014 is outlined below.

Number and Percentage of Meetings Attended
Director	Audit Committee	Corporate Governance & Nominating Committee	Human Resources & Compensation Committee	Executive Committee	Committees (Total)	Board	Overall Attendance
Peter J. Bissonnette					N/A	7/7	7/7 (100%)
Adrian I. Burns		5/5		2/2	7/7	7/7	14/14 (100%)
George F. Galbraith		5/5			5/5	7/7	12/12 (100%)
Richard R. Green			5/5		5/5	7/7	12/12 (100%)
Lynda Haverstock		5/5			5/5	7/7	12/12 (100%)
Gregg Keating	4/4				4/4	7/7	11/11 (100%)
Michael W. O’Brien		5/5		2/2	7/7	7/7	14/14 (100%)
Paul K. Pew	4/4				4/4	7/7	11/11 (100%)
Jeffrey C. Royer	4/4				4/4	7/7	11/11 (100%)
Bradley S. Shaw				2/2	2/2	7/7	9/9 (100%)
Jim Shaw					N/A	7/7	7/7 (100%)
JR Shaw				2/2	2/2	7/7	9/9 (100%)
JC Sparkman			5/5	2/2	7/7	7/7	14/14 (100%)
Carl E. Vogel	4/4				4/4	7/7	11/11 (100%)
Sheila C. Weatherill			5/5		5/5	7/7	12/12 (100%)
Willard H. Yuill			5/5		5/5	6/7	11/12 (92%)

In Camera Sessions

The Board mandate provides that the Board shall hold, in conjunction with each Board meeting, “in camera” sessions at which non-independent directors and members of management are not in attendance. At each in camera session the independent directors meet with the Executive Chair and the Chief Executive Officer without any other member of management, then with the Executive Chair and then without any member of management or the Executive Chair. The Lead Director chairs the independent director in camera sessions.

The committees of the Board met in camera in fiscal 2014 as follows:

Audit Committee	4 times
Corporate Governance and Nominating Committee	5 times
Human Resources and Compensation Committee	5 times

Interlocking Directorships

The interlocking directorships are listed below. The Board is of the view that neither of these interlocking directorships affects the independence of the respective members of the Board.

Issuer	Director	Position with Issuer
Liberty Global, Inc.	Richard R. Green	director and member of the nominating and corporate governance committee
	JC Sparkman	director and chair of the compensation committee and member of nominating and corporate governance and succession planning committees

Universal Electronics Inc.	JC Sparkman	director and chair of the compensation committee and member of the corporate governance and nominating committee
	Carl E. Vogel	director and member of the audit committee

The Board addresses interlocking directorships on a case-by-case basis. The Corporate Governance and Nominating Committee considers the effect of interlocking directorships on director independence when considering nominees as new directors. Existing directors are subject to the Corporation’s Outside Directorship Guidelines.

Committees of the Board

Subject to applicable law, the Board delegates certain of its powers, duties and responsibilities to committees of the Board. The Board has established four standing committees as discussed below.

3.	Audit Committee

The Audit Committee is comprised of Paul K. Pew (Chair), Jeffrey C. Royer, Carl E. Vogel and Gregg Keating. Each member of the Audit Committee is an independent director and is considered to be financially literate. Each of Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel also qualify as a “financial expert” under the Sarbanes-Oxley Act and other applicable regulatory requirements.

A copy of the Audit Committee charter is included in the Corporation’s AIF and is available on the Corporation’s website.

Duties

The Audit Committee is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the Audit Committee duties include to:

•	review the Corporation’s annual and interim financial statements and related public disclosure;
•	monitor the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems;
•	monitor the effectiveness and integrity of the Corporation’s disclosure processes and controls,
•

evaluate the qualifications and performance of the Corporation’s external auditors and implement practices to preserve their independence, including any engagement of the external auditors to perform non-audit services;

•	review the audit plan with the external auditors and management and oversee the audits conducted by the Corporation’s external auditors; and
•	review all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

With respect to internal controls over financial reporting, the Corporation has conducted an evaluation of the effectiveness of its system of internal controls over financial reporting and concluded that the Corporation’s system of internal controls over financial reporting was effective as of August 31, 2014 and that the Corporation is in compliance with the requirements of Section 302 of the Sarbanes-Oxley Act.

Internal Audit

The Audit Committee is also responsible for overseeing the work of the Corporation’s Risk and Compliance department (internal audit) whose mandate is to provide objective audit services in order to evaluate and improve the effectiveness of internal controls, disclosure processes and risk management activities. In that regard, the Audit Committee oversees the work of the Risk and Compliance department and all reports issued by the Risk and Compliance department.

Risks

In respect of those risk areas that the Board has assigned oversight responsibility, the Audit Committee identifies and assesses the principal risks facing the Corporation and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors. The significant risks and uncertainties affecting the Corporation and its business are discussed in the Corporation’s 2014 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

Whistleblower and Fraud

As part of its oversight of the integrity of the Corporation’s internal controls, the Audit Committee specifically reviews and addresses fraud prevention and other procedures. Under the Corporation’s Business Conduct Standards, the Corporation has implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.

Chair

The mandate of the Audit Committee outlines the chair’s responsibilities, which include: organizing the committee’s affairs, chairing its meetings, providing guidance to the members, retaining outside experts as required and reporting to the Board on the Audit Committee’s work.

4.	Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Michael W. O’Brien (Chair), Adrian I. Burns, George F. Galbraith and Lynda Haverstock. Each member of the Corporate Governance and Nominating Committee is an independent director.

A copy of the Corporate Governance and Nominating Committee charter is available on the Corporation’s website.

Duties

The Corporate Governance and Nominating Committee is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance and Nominating Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees. In this regard, the Corporate Governance and Nominating Committee’s duties include to:

•	establish and review the mandates of the Board and its committees;
•	identify and evaluate candidates for nomination to the Board;
•	oversee the orientation and education programs for directors;
•	assess the effectiveness of the Board, its committees and individual directors;
•	establish, review and assess compliance with general corporate policies and practices, such as the code of conduct, the related party transaction policies and securities trading guidelines; and
•	manage the orderly succession of directors to maintain an appropriate complement of experience and skills on the Board.

Nomination of Directors

With the Executive Chair and the Lead Director, the Corporate Governance and Nominating Committee identifies potential candidates for the Board, reviews their qualifications and makes recommendations on candidates to the Board. In particular, the Corporate Governance and

Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and background having regard for the Corporation’s strategic direction, opportunities and risks. The Corporation is sensitive to gender and cultural diversity matters at all levels of the organization and has undertaken and will continue to undertake a variety of initiatives in that regard. The Corporate Governance and Nominating Committee recognizes the benefits that diversity of backgrounds brings to the Corporation and currently as to gender there are three female and nine male independent directors on the Board. The Corporate Governance and Nominating Committee believes that the nominees for election to the Board reflect an appropriate diversity of gender, culture, experience and expertise to service the best interests of the Corporation and its stakeholders.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for the orientation for new directors and ongoing education initiatives for all members of the Board. The orientation includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, an introduction to the Corporation’s management team and corporate and business information such as the Corporation’s written policies and guidelines.

The Board members are expected to be informed about issues affecting the Corporation’s business, governance and other related issues. In this regard, the Corporation undertakes ongoing education initiatives at the Board level. Director education requirements are overseen by the Corporate Governance and Nominating Committee. The Board receives regular updates from management on strategic developments—generally eight times per year and presentations are given at regularly scheduled meetings or at dedicated strategic planning meetings. Presentation topics are proposed by management or requested by Board members. The presentations are made by internal and external experts on a wide range of topics relevant to the current and future direction of the Corporation. Topics covered in fiscal 2013 and 2014 include: competitive landscape, including competition for distribution (cable, business and satellite); customer engagement; corporate organizational structure and effectiveness; trends and competition for advertising sales; convergence and other developments in media; technological developments and outlook such as Wi-Fi, news and other media production; regulatory developments; and the Corporation’s ventures and other corporate initiatives. Site visits to the Corporation’s facilities across the country are arranged periodically. The Corporation also has a director education policy by which funding can be made available for attendance by directors at external programs. A list of meetings in fiscal 2013 and 2014 where educational and strategic topics were covered is set out in the table below.

	Attendees	Timing
Senior management presentation on performance and emerging issues	Full Board	Quarterly

Corporate governance updates on new requirements and emerging issues and practices	Corporate Governance and Nominating Committee	Quarterly

Changes in generally accepted accounting principles	Audit Committee	Quarterly

Compensation trends and benchmarking	Human Resources and Compensation Committee	Quarterly

Strategic Planning meetings	Full Board	April 2014 April 2013 October 2012

Board and Committee Assessments

The Corporate Governance and Nominating Committee reviews the effectiveness of the Board, its committees and individual directors. The Corporate Governance and Nominating Committee conducts an annual survey of each of the directors by a confidential questionnaire that addresses the effectiveness of the operation of the Board and the committee that the director is a member of as well as director self-evaluation. The survey results are compiled by an outside consultant and strengths and areas which might be strengthened are summarized. The Corporate Governance and Nominating Committee reviews recommendations arising out of the evaluations and makes recommendations as it considers appropriate. The results of the survey are shared with the Board.

Review of Charters

Each of the Audit Committee and the Human Resources and Compensation Committee review annually their committee charters and recommend any changes to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee considers these recommendations and reviews annually the charters for each of the Board committees and the mandate of the Board and recommends any changes to the Board for consideration and approval.

Chair

The mandate of the Corporate Governance and Nominating Committee outlines the chair’s responsibilities, which include: organizing the committee’s affairs, chairing its meetings, providing guidance to the members, retaining outside experts as required and reporting to the Board on the committee’s work.

5.	Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of Willard H. Yuill (Chair), Richard R. Green, JC Sparkman and Sheila C. Weatherill. Each member of the Human Resources and Compensation Committee is an independent director.

A copy of the Human Resources and Compensation Committee charter is available on the Corporation’s website.

Duties

The Human Resources and Compensation Committee is responsible for the Corporation’s human resources, including compensation of Board members and management and the Corporation’s compensation policies such as incentive-compensation (bonus) plans, employee success sharing plans, pension plans, employee benefit plans and the structure and granting of stock options, RSUs and other equity-based compensation. The Human Resources and Compensation Committee also approves the appointment of senior management recruited from outside the Corporation, as well as the promotion of senior management within the Corporation. In this regard, the Human Resources and Compensation Committee’s duties include to:

•	review and approve significant human resource philosophy, strategies, policies, processes and plans of the Corporation;
•	develop descriptions of the responsibilities of senior executives (including the Chief Executive Officer) and the objectives of the Corporation for which such executives are responsible for meeting;
•	evaluate the performance of the Chief Executive Officer and other senior executives against predetermined goals and criteria;
•	review the total compensation to be paid to the NEOs and the other executives of the Corporation and recommend the approval of NEO compensation to the Board;

•	review and report periodically to the Board on the Corporation’s succession plans for senior executive positions, including the appointment, promotion, training and evaluation of executives;
•	review employee recruitment, retention and succession programs;
•	review and monitor the Corporation’s occupational health and safety programs;
•	review and recommend to the Board the total compensation to be paid to directors of the Corporation;
•	meet with management and external consultants or advisors on human resource matters;
•	review and approve the terms of engagement of each compensation consultant retained to assist the Committee in determining senior executive and/or director compensation;
•	review and approve the scope of work to be undertaken by such compensation consultants for the Committee on an annual basis; and
•

engage and set the terms of engagement of independent external advisors, including independent legal counsel at the Corporation’s expense, as the Committee may deem necessary or desirable to carry out its duties.

Compensation of Management

In respect of management, the Human Resources and Compensation Committee is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning (including appointing, training and monitoring senior management) and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. The committee annually reviews, approves and reports to the Board the compensation of the senior executives of the Corporation, and recommends for approval by the Board compensation for the NEOs. The performance of the Corporation and its individual executive officers during the fiscal year is taken into consideration when the Committee conducts its annual executive compensation review. The Committee also takes into consideration the compensation of similar positions within the Corporation’s comparator group to ensure that the level of executive compensation is competitive and effective in attracting and retaining outstanding executive talent.

Chief Executive Officer

The Human Resources and Compensation Committee monitors the corporate objectives that the Chief Executive Officer is responsible for meeting on an annual basis and regularly reviews whether such objectives are being met.

Succession Planning

At least annually the Human Resources and Compensation Committee reviews with management its program for succession planning. This program identifies high performers as well as successors for key positions for all roles from director level to the Chief Executive Officer. The Human Resources and Compensation Committee also oversees the Company’s talent development and formal leadership programs.

Compensation of the Board

In respect of the Board, the Human Resources and Compensation Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors. It considers time commitment, responsibilities and fees paid by the Corporation’s peer group in determining remuneration to ensure the Corporation continues to retain and attract the best individuals. Directors may receive their compensation in the form of DSUs, cash or a combination of the two.

Compensation Consultants

From time to time, the Human Resources and Compensation Committee retains independent human resources consultants to provide expert advice and opinions on compensation and other matters. In respect of fiscal 2013 and 2014, the Corporation retained Mercer to provide director and senior executive compensation as well as actuarial and other pension-related services. (For fee detail, see “Statement of Executive Compensation – Executive Compensation-Related Fees”.)

Diversity

The Corporation recognizes that diversity enhances culture and creates value for employees, customers, viewers and shareholders. The Corporation is actively engaged in promoting diversity to enrich culture and foster innovation through diversity of thought and perspective, and embedding it into the broader talent management programs in order to deliver and drive business results. The Corporation’s program focuses on under-representation of employees based on gender, disability and race, all in alignment with the Corporation’s business needs. The Corporation’s current focus is on hiring and retention of talent, development of talent, awareness and communications on diversity matters.

The Corporation is pleased to be recognized for a second year by the Globe & Mail as one of Canada’s Best Diversity Employers for 2014. Currently women comprise 35% of the Corporation’s leadership team (supervisor and higher), 25% of the senior vice president level and above and 25% of the independent members of the Board. By broadening diversity initiatives across the Corporation and into the business plans and strategies the Corporation can lead in total diversity while achieving operational excellence.

Chair

The mandate of the Human Resources and Compensation Committee outlines the chair’s responsibilities, which include: organizing the committee’s affairs, chairing its meetings, providing guidance to the members, retaining outside experts as required and reporting to the Board on the committee’s work.

6.	Executive Committee

The Executive Committee is comprised of JR Shaw (Chair), Adrian I. Burns, Michael W. O’Brien, Bradley S. Shaw and JC Sparkman. Each of Adrian I. Burns, Michael W. O’Brien and JC Sparkman is an independent director.

A copy of the Executive Committee charter is available on the Corporation’s website.

The Executive Committee carries out all matters that may be specifically and lawfully delegated to it by the Board. In particular, the Executive Committee exercises the powers of the Board in circumstances where, following initial approval of a matter by the full Board, the Board delegates approval of certain aspects to the Executive Committee. Matters reviewed and approved by the Executive Committee are in most circumstances referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.

7.	Corporate Governance Policies

Code of Conduct

The Corporation has adopted a set of Business Conduct Standards, which apply to all directors, officers and employees of the Corporation. The Corporate Governance and Nominating

Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets regularly throughout the year), is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.

The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

The Board monitors compliance with the Business Conduct Standards through the Corporate Governance and Nominating Committee and the Audit Committee, with the assistance of the Corporation’s Business Conduct Standards Committee. Each such Board committee receives updates on matters relating to the Business Conduct Standards that are relevant to it.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Business Conduct Standards.

Related Party Transaction Policy

Transactions or agreements in respect of which a director or executive officer of the Corporation has a material interest are subject to the Related Party Transaction Policy. For any such transactions or agreements, the director or officer is required to disclose his or her interest in accordance with the Related Party Transaction Policy, the Business Conduct Standards and the Business Corporations Act (Alberta). When applicable, he or she is also required to excuse him or herself from any consideration or vote relating to such transaction or agreement.

At each quarterly meeting, each of the Audit Committee and the Corporate Governance and Nominating Committee reviews the fairness of any potential transactions in which a director or officer of the Corporation may be involved or connected, if any.

Communications Policy

The Corporation has adopted corporate disclosure guidelines with respect to the dissemination of material information in a timely manner to all shareholders in accordance with applicable securities laws. Under such guidelines, the Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders, as well as other material public communications.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website. With respect to the release of its quarterly financial results, the Corporation provides Internet and telephone conference call access to interested parties.

Investor enquiries receive a response through the Finance department of the Corporation or through an appropriate officer of the Corporation.

DIRECTOR APPROVAL

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

(signed) Peter A. Johnson

Senior Vice President, General Counsel & Corporate Secretary

November 21, 2014

EXHIBIT A

SHAW COMMUNICATIONS INC.

BOARD OF DIRECTORS MANDATE

This Mandate of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted October 23, 2014.

I.	Mandate

The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation consistent with its powers and obligations under the Business Corporations Act (Alberta) (the “ABCA”) and under other legal and regulatory requirements applicable to a corporation that is a reporting issuer in Canada and the United States and whose securities are listed on the Toronto Stock Exchange and the New York Stock Exchange.

In this regard, the Board shall, in accordance with the Corporation’s Articles and By-laws:

•	manage the business and affairs of the Corporation;
•	act honestly and in good faith with a view to the best interests of the Corporation; and
•	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

The Board will fulfill its mandate primarily by carrying out the responsibilities and duties set forth in Section IV of this Mandate.

II.	Composition

Pursuant to the terms of the Articles of the Corporation, the Board shall consist of a minimum of 8 and a maximum of 20 directors.

The Board shall be comprised of a majority of directors that meet the independence, expertise and other membership requirements under applicable laws and any other applicable policies established by the Board.

The members of the Board shall be elected annually by shareholders of the Corporation or as otherwise provided by the Articles. Each member of the Board shall serve until the next annual general meeting of shareholders of the Corporation or until his or her earlier resignation or removal from the Board.

The Chair of the Board shall be appointed by the Board from among its members and shall carry out the responsibilities and duties set forth in Section VI of this Mandate.

The Board may also appoint, from time to time, an independent Lead Director from among its members to serve for a term of five to seven years. The Lead Director will provide leadership to the independent directors of the Board and carry out the responsibilities and duties set forth in Section VII of this Mandate.

III.	Meetings

The Board shall meet at least quarterly and more frequently as circumstances require or as requested by a member of the Board or a senior officer of the Corporation.

Notice of each meeting of the Board shall be given to each member of the Board as far in advance of the time for the meeting as practicable, but in any event, not later than 24 hours preceding the time of the meeting (unless waived by all members of the Board). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Board. Members of the Board may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Board, as may be deemed appropriate by the Board. The Board shall schedule in camera independent director sessions to be held in conjunction with each Board meeting. The independent directors may also meet in camera at other appropriate times. The Lead Director shall chair in camera independent director sessions.

Minutes shall be kept of all meetings of the Board (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Board

To fulfill its mandate, the Board shall be charged with the specific responsibilities and duties set out in this Section IV. To the extent permissible under applicable law and the Corporation’s Articles and By-laws, the Board may delegate such responsibilities and duties to committees of the Board constituted in accordance with Section V of this Mandate.

While the ABCA and Corporation’s By-laws provide that the Board shall “manage the business and affairs” of the Corporation, the Board operates by delegating certain of its authorities to management of the Corporation and by reserving certain powers to itself.

In this regard, the Board expects management of the Corporation, including the Chief Executive Officer (the “CEO”) and other senior executives of the Corporation, to provide day-to-day leadership and management of the Corporation and to achieve the overall objectives and policies established by the Board. In particular, the CEO is expected to lead the Corporation and to formulate corporate strategies and policies that are presented to the Board for approval. The Board approves the strategies of the Corporation and the objectives and policies within which it is managed, and then evaluates the performance of the CEO and management. Reciprocally, the CEO and management shall keep the Board fully informed, in a timely and candid manner, of the progress of the Corporation towards the achievement of the goals, objectives or policies established by the Board. Once the Board has approved the strategies and policies, it shall act in a unified and cohesive manner in supporting and guiding the CEO and senior management of the Corporation.

The Board’s principal responsibilities and duties fall into the general categories described below.

1.	Selection and Oversight of Management

The Board has the responsibility to:

•	select and appoint the CEO and senior management of the Corporation;
•	review the performance of the CEO and senior management;
•	approve the compensation of the CEO and senior management;

•	ensure that plans have been made for management succession, training and development;
•	provide advice and counsel to the CEO and senior management in the execution of their duties; and
•	satisfy itself as to the integrity of the CEO and senior management, and
•	ensure that such officers create a culture of integrity throughout the Corporation.

2.	Strategic Planning

The Board has the responsibility to:

•	review and approve the Corporation’s long-term strategic objectives and monitor the Corporation’s progress in reaching such strategic objectives;
•	review and approve the business plans, consolidated budgets and other similar plans of the Corporation on an annual basis and monitor the implementation of such plans;
•

review and approve significant strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings; and

•	identify and review other matters of significance that require approval or input of the Board.

3.	Monitoring and Acting

The Board has the responsibility to:

•

identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks;

•	ensure that management implements and maintains effective internal controls over financial reporting, disclosure controls and procedures and management information systems;
•

develop, review and monitor the Corporation’s approach to corporate governance, including developing the Corporation’s corporate governance guidelines and measures for receiving shareholder feedback; and

•	adopt and monitor compliance with, a code of business conduct applicable to directors, officers and employees of the Corporation.

4.	Reporting

The Board has the responsibility to:

•

ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis;

•	ensure that the financial performance of the Corporation is reported fairly and in accordance with the Corporation’s disclosed accounting principles and applicable laws and regulations; and
•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and other stakeholders.

5.	Legal Requirements

The Board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Corporation.

The Board also has the responsibility for considering, as a full Board, the following matters that in law may not be delegated to management of the Corporation or to a committee of the Board:

•	any submission to shareholders of the Corporation of a question or matter requiring their approval;
•	filling of a vacancy among the directors or in the office of auditors of the Corporation;
•	issuance of securities;
•	declaration of dividends;
•	purchase, redemption or any other form of acquisition of shares issued by the Corporation;
•

payment of a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•	approval of management proxy circulars;
•	approval of any take-over bid circular or directors’ circular;
•	approval of annual financial statements, management discussion and analysis and annual information forms; and
•	adoption, amendment or repeal of the By-laws.

6.	Board Functioning

The Board has the responsibility to:

•	manage its own affairs, including developing its own agendas and procedures;
•	consider, on an annual basis, the composition and size of the Board and its impact, if any, on the Board’s effectiveness;
•	identify and approve prospective nominees to the Board;
•	ensure that there is a comprehensive orientation session for directors, as well as other continuing education opportunities;
•	regularly assess the effectiveness and contribution of the Board, its committees and each individual director;
•	determine the compensation of directors; and
•	otherwise establish and review its own policies and practices from time to time.

V.	Committees of the Board

The Board may establish committees of the Board and delegate its duties and responsibilities to such committees, where legally permissible. The Board shall appoint the members to any such committee and shall oversee their performance.

In accordance with applicable laws, policies and guidelines of securities regulatory authorities, the Board shall appoint the following standing committees, each comprised of at least a majority of independent directors:

•	Audit Committee;
•	Corporate Governance and Nominating Committee; and
•	Human Resources and Compensation Committee.

In addition, the Board has appointed an Executive Committee. The Executive Committee will have not fewer than a majority of independent directors.

VI.	Terms of Reference for the Chair

To fulfill his or her responsibilities and duties, the Chair of the Board shall:

•	facilitate the effective operation and management of, and provide leadership to, the Board;
•	act as chair of meetings of the Board;
•	assist in setting the agenda for each meeting of the Board and in otherwise bringing forward for consideration matters within the mandate of the Board;
•	facilitate the Board’s interaction with management of the Corporation;
•	act as a resource and mentor and provide leadership for other members of the Board; and
•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

VII.	Terms of Reference for Lead Director

The Lead Director will facilitate the functioning of the Board independently of the Corporation’s management and will also maintain and enhance the quality of Shaw’s corporate governance practices.

The Lead Director will:

•	in conjunction with the Corporate Governance and Nominating Committee of the Board, provide leadership to ensure that the Board functions independently of management of the Corporation;
•	act as chair of in camera independent director sessions and, in the absence of the Executive Chair and the Vice Chair, act as chair of meetings of the Board;
•	recommend, where necessary, the holding of special meetings of the Board;
•	review with the Executive Chair and Chief Executive Officer items of importance for consideration by Board;
•

as may be required from time to time, consult and meet with any or all of Shaw’s independent directors at the discretion of either party and with or without the attendance of the Executive Chair, and represent such directors in discussions with management of the Corporation on corporate governance issues and other matters;

•	serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
•

with the Corporate Governance and Nominating Committee, ensure that the Board, committees of the Board, individual directors and senior management of the Corporation understand and discharge their duties and obligations under the Corporation’s system of corporate governance;

•	mentor and counsel new members of the Board to assist them in becoming active and effective directors;
•	with the Corporate Governance and Nominating Committee, facilitate the process of conducting director evaluations;
•	with the Corporate Governance and Nominating Committee, promote best practices and high standards of corporate governance; and
•	perform such other duties and responsibilities as may be delegated to the Lead Director by the Board from time to time.

VIII.	Terms of Reference for Individual Directors

As a member of the Board, each director will act honestly, in good faith and in the best interests of the Corporation. Each director will exercise the care, diligence and skill of a reasonably prudent person and will fulfill all legal and fiduciary obligations of a director.

1.	General

Each director is expected to:

•	act and speak honestly and with integrity;
•	demonstrate high ethical standards;
•	support principled and ethical business practices and a culture of integrity;
•	maintain a solid understanding of the role, responsibilities and duties of a director;
•	understand conflict of interest issues and declare real or perceived conflicts;
•	be an effective ambassador and representative of the Corporation; and
•	comply with applicable laws, the Corporation’s Articles, By-laws, business conduct standards and other policies.

2.	Skills and Experience

Each director shall:

•	demonstrate skills and experience that are complementary to other directors of the Board and that are valuable in light of the Corporation’s business and strategic direction;
•	develop and maintain a strong understanding of the Corporation’s business, operations, products, financial position, industry and markets;
•	apply his or her knowledge, experience and expertise to issues confronting the Corporation;
•	participate in on-going training and continuing education as may be required or desirable; and
•	serve as a helpful resource to the Board and to management, where necessary or appropriate.

3.	Preparation, Attendance and Availability

Each director shall:

•	maintain an excellent attendance record for meetings of both the Board and committees of the Board;
•

prepare for meetings of the Board and committees of the Board, by reading reports and background materials and by otherwise preparing in a manner that will assist the director in evaluating and adding value to meeting agenda items;

•	be available and accessible to other members of the Board and to management of the Corporation, as needed; and
•	have the necessary time and commitment to fulfill all responsibilities as a member of the Board and committees of the Board.

4.	Communication and Interaction

Each director shall:

•	participate fully and frankly in Board deliberations and discussions and contribute meaningfully and knowledgeably to Board discussions;

•	work effectively with, and be collegial and respectful towards, fellow directors and management of the Corporation;
•	encourage free and open discussion by the Board with respect to the business and affairs of the Corporation;
•	communicate with the Chair and Chief Executive Officer of the Corporation, as appropriate, including when planning to introduce significant or new information or material at a meeting of the Board;
•	act and speak independently and exercise independent judgment; and
•	respect confidentiality.

5.	Committee Work

Each director is expected to:

•	participate as a member of a committee of the Board, when requested; and
•	become knowledgeable about the purpose and objectives of any committee of the Board on which the director serves.

IX.	Resources

The Board shall have the authority to retain legal, accounting and other outside consultants and advisors to advise it. The Board shall also implement a system whereby individual directors may engage an outside advisor, at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.

Exhibit 2

Shaw)

CST LINK GROUP network

SHAW COMMUNICATIONS INC. CLASS A PARTICIPATING SHARES PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF SHAW COMMUNICATIONS INC. (THE “CORPORATION”) FOR THE ANNUAL GENERAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON WEDNESDAY, JANUARY 14, 2015 AT 11:00 A.M. (MOUNTAIN TIME) AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

I/We, being holder(s) of Shaw Communications Inc. (the “Company”), hereby appoint: JR SHAW of Calgary, Alberta, or failing him, BRADLEY S. SHAW of Calgary, Alberta OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as the nominee of the undersigned to attend and act for the undersigned at the Meeting, in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or at any adjournment or adjournments thereof, including the right to appoint a substitute proxyholder; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be voted as indicated below.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

1. Election of Directors

FOR WITHHOLD

01. Peter Bissonnette

02 . Adrian Burns

03. George Galbraith

04. Richard Green

05. Lynda Haverstock

06. Gregory Keating

07. Michael O’Brien

08. Paul Pew

Control Number

FOR WITHOLD

09. Jeffrey Royer

10. Bradley Shaw

11. Jim Shaw

12. JR Shaw

13. JC Sparkman

14. Carl Vogel

15. Sheila Weatherill

16. Willard Yuill

FOR WITHHOLD

2. Appointment of Ernst & Young LLP as auditors for the ensuing year and authorize the directors to set their remuneration.

Unless otherwise indicated above, this proxy is to be voted in favour of each of the resolutions in respect of the election of directors and the appointment of the auditors, all as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 11:00 a.m. (Mountain Time) January 12, 2015, or if the Meeting is adjourned or postponed, not less than 48 hours prior to such adjournment or postponement (excluding Saturdays, Sundays and holidays).

Shaw)

CST LINK GROUP network

Proxy Form – Annual Meeting of Shareholders of Shaw Communications Inc. to be held on January 14, 2015 (the “Meeting”)

Notes:

1. This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.

2. This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.

3. A shareholder has the right to appoint a proxyholder (who need not be a shareholder) other than the persons designated above to attend and act for the shareholder at the Meeting. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4. This proxy should be signed in the exact manner as the name(s) appear on the proxy. If the shares are registered in the name of more than one owner (for example, joint owners, trustees, executors), then all registered owners should sign this form. If the shares are registered in the name of a corporation or other form of legal entity, this form must be signed by the authorized attorney or officer. If a proxy is signed by a person acting as an authorized attorney or officer or in some other representative capacity, documentation evidencing qualification and authority to act may be required.

5. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6. If this proxy is duly deposited with CST Trust Company, the shares represented will be voted or withheld from voting as directed by the shareholder, but if no direction is made, this proxy will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made. This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the notice of the Meeting and other matters that may properly come before the meeting.

7. This proxy should be read in conjunction with the accompanying documentation.

HOW TO VOTE

INTERNET

Go to www.cstvotemyproxy.com

Cast your vote online

View Meeting documents

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States

1-888-489-5760 and follow the voice instructions

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

To vote using your smartphone, please scan this QR Code

MAIL

Complete and return your signed proxy in the envelope provided to: CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1

FAX

Fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.

EMAIL

Scan and email to proxy@canstockta.com.

Please visit www.canstockta.com/electronicdelivery and enrol to receive all future investor documents electronically.

All proxies must be received by 11:00 a.m. (Mountain time) on January 12, 2015, or if the Meeting is adjourned or postponed, not less than 48 hours prior to such adjournment or postponement (excluding Saturdays, Sundays and holidays).